 Exhibit 99.10

IFRS INR Earning Release

Independent Auditors’ Report

To the Board of Directors of Infosys Limited

Report on the Consolidated Interim Financial Statements

We have audited the accompanying consolidated interim financial statements of Infosys Limited (“the Company”) and its subsidiaries (collectively referred to as ‘the Group’), which comprise the consolidated balance sheet as at March 31, 2016, the consolidated statement of comprehensive income for the three months and year then ended, consolidated statements of changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and presentation of these consolidated interim financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by International Accounting Standards Board (“IFRS”). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated interim financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and presentation of the consolidated interim financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Group has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the consolidated interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated interim financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated interim financial statements give a true and fair view in conformity with IFRS:

(a)	in the case of the consolidated balance sheet, of the consolidated interim financial position of the Group as at March 31, 2016;
(b)	in the case of the consolidated statement of comprehensive income, of the consolidated interim financial performance for the three months and year ended on that date;
(c)	in the case of the consolidated statement of changes in equity, of the consolidated changes in equity for the year ended on that date; and
(d)	in the case of the consolidated statement of cash flows, of the consolidated cash flows for the year ended on that date.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration Number: 101248W/W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Bangalore

April 15, 2016

Infosys Limited and subsidiaries

(In crore except equity share data)

Consolidated Balance Sheets as of	Note	March 31, 2016	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	2.1	32,697	30,367
Available-for-sale financial assets	2.2	75	874
Trade receivables		11,330	9,713
Unbilled revenue		3,029	2,845
Prepayments and other current assets	2.4	4,448	3,296
Derivative financial instruments	2.7	116	101
Total current assets		51,695	47,196
Non-current assets
Property, plant and equipment	2.5	10,530	9,125
Goodwill	2.6	3,764	3,091
Intangible assets	2.6	985	638
Investment in associate	2.18	103	93
Available-for-sale financial assets	2.2	1,811	1,345
Deferred income tax assets	2.16	536	537
Income tax assets	2.16	5,230	4,089
Other non-current assets	2.4	735	238
Total non-current assets		23,694	19,156
Total assets		75,389	66,352
LIABILITIES AND EQUITY
Current liabilities
Trade payables		386	140
Derivative financial instruments	2.7	5	3
Current income tax liabilities	2.16	3,410	2,818
Client deposits		28	27
Unearned revenue		1,332	1,052
Employee benefit obligations		1,341	1,069
Provisions	2.8	512	478
Other current liabilities	2.9	6,225	5,796
Total current liabilities		13,239	11,383
Non-current liabilities
Deferred income tax liabilities	2.16	256	160
Other non-current liabilities	2.9	115	46
Total liabilities		13,610	11,589
Equity
Share capital- 5 par value 240,00,00,000 (120,00,00,000) equity shares authorized, issued and outstanding 228,56,21,088 (114,28,05,132) net of 1,13,23,576 (56,67,200) treasury shares as of March 31, 2016 (March 31, 2015), respectively		1,144	572
Share premium		2,241	2,806
Retained earnings		57,655	50,978
Cash flow hedge reserve		–	–
Other reserves		–	–
Other components of equity		739	407
Total equity attributable to equity holders of the Company		61,779	54,763
Non-controlling interests		–	–
Total equity		61,779	54,763
Total liabilities and equity		75,389	66,352

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Consolidated Statements of Comprehensive Income	Note	Three months ended March 31,		Year ended March 31,
		2016	2015	2016	2015
Revenues		16,550	13,411	62,441	53,319
Cost of sales	2.10	10,262	8,174	39,098	32,883
Gross profit		6,288	5,237	23,343	20,436
Operating expenses:
Selling and marketing expenses	2.10	909	736	3,431	2,941
Administrative expenses	2.10	1,159	1,052	4,292	3,663
Total operating expenses		2,068	1,788	7,723	6,604
Operating profit		4,220	3,449	15,620	13,832
Other income, net	2.13	772	881	3,125	3,427
Share in associate's profit / (loss)		(1)	(1)	(3)	(1)
Profit before income taxes		4,991	4,329	18,742	17,258
Income tax expense	2.16	1,394	1,232	5,251	4,929
Net profit		3,597	3,097	13,491	12,329

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit liability/asset	2.11 & 2.16	(3)	(12)	(12)	(47)
		(3)	(12)	(12)	(47)
Items that may be reclassified subsequently to profit or loss
Fair value changes on available-for-sale financial asset	2.2 & 2.16	19	(22)	41	79
Exchange differences on translation of foreign operations		96	(89)	303	(195)
Fair value changes on cash flow hedges		–	–	–	–
		115	(111)	344	(116)
Total other comprehensive income, net of tax		112	(123)	332	(163)

Total comprehensive income		3,709	2,974	13,823	12,166
Profit attributable to:
Owners of the company		3,597	3,097	13,491	12,329
Non-controlling interests		–	–	–	–
		3,597	3,097	13,491	12,329
Total comprehensive income attributable to:
Owners of the company		3,709	2,974	13,823	12,166
Non-controlling interests		–	–	–	–
		3,709	2,974	13,823	12,166
Earnings per equity share
Basic ()		15.74	13.55	59.03	53.94
Diluted ()		15.74	13.55	59.02	53.94
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		228,56,20,957	228,56,10,264	228,56,16,160	228,56,10,264
Diluted		228,57,50,316	228,56,67,252	228,57,18,894	228,56,42,940

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(In crore except equity share data)

	Shares(*)	Share capital	Share premium	Retained earnings	Other reserves	Other components of equity	Cash Flow Hedge Reserve	Total equity attributable to equity holders of the Company
Balance as of April 1, 2014	57,14,02,566	286	3,090	43,584	–	570	–	47,530
Changes in equity for the year ended March 31, 2015
Increase in share capital on account of bonus issue# (refer to note 2.12)	57,14,02,566	286	–	–	–	–	–	286
Amounts utilized for bonus issue (refer note 2.12)#	–	–	(286)	–	–	–	–	(286)
Employee stock compensation expense (refer to note 2.15)	–	–	2	–	–	–	–	2
Remeasurement of the net defined benefit liability/asset, net of tax effect ( refer note 2.11 and 2.16)	–	–	–	–	–	(47)	–	(47)
Dividends (including corporate dividend tax)	–	–	–	(4,935)	–	–	–	(4,935)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2 and 2.16)	–	–	–	–	–	79	–	79
Net profit	–	–	–	12,329	–	–	–	12,329
Exchange differences on translation of foreign operations	–	–	–	–	–	(195)	–	(195)
Balance as of March 31, 2015	114,28,05,132	572	2,806	50,978	–	407	–	54,763
Changes in equity for the year ended March 31, 2016
Increase in share capital on account of bonus issue# (refer to note 2.12)	114,28,05,132	572	–	–	–	–	–	572
Amounts utilized for bonus issue (refer note 2.12)#	–	–	(572)	–	–	–	–	(572)
Shares issued on exercise of employee stock options (Refer note 2.15)	10,824	–	–	–	–	–	–	–
Transferred to other reserves (refer note 2.12)	–	–	–	(591)	591	–	–	–
Transferred from other reserves (refer note 2.12)	–	–	–	591	(591)	–	–	–
Employee stock compensation expense (refer to note 2.15)	–	–	7	–	–	–	–	7
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.11 and 2.16)	–	–	–	–	–	(12)	–	(12)
Dividends (including corporate dividend tax)	–	–	–	(6,814)	–	–	–	(6,814)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2 and 2.16)	–	–	–	–	–	41	–	41
Fair value changes on derivatives designated as cash flow hedge	–	–	–	–	–	–	–	–
Net profit	–	–	–	13,491	–	–	–	13,491
Exchange differences on translation of foreign operations	–	–	–	–	–	303	–	303
Balance as of March 31, 2016	228,56,21,088	1,144	2,241	57,655	–	739	–	61,779

The accompanying notes form an integral part of the consolidated interim financial statements

#	net of treasury shares
*	excludes treasury shares of 1,13,23,576 as of March 31, 2016, 56,67,200 as of March 31, 2015 and 28,33,600 as of April 1, 2014, held by consolidated trust.

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore)

Consolidated Statements of Cash Flows	Note	Year ended March 31,
		2016	2015
Operating activities:
Net profit		13,491	12,329
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	1,459	1,069
Income tax expense	2.16	5,251	4,929
Income on available-for-sale financial assets and certificates of deposits		(176)	(292)
Effect of exchange rate changes on assets and liabilities		71	97
Deferred purchase price		149	252
Provision for doubtful account receivables		(52)	171
Other adjustments		169	79
Changes in working capital
Trade receivables		(1,479)	(1,475)
Prepayments and other assets		(1,442)	(495)
Unbilled revenue		(175)	(34)
Trade payables		242	(17)
Client deposits		1	(13)
Unearned revenue		280	272
Other liabilities and provisions		319	631
Cash generated from operations		18,108	17,503
Income taxes paid	2.16	(5,865)	(6,751)
Net cash provided by operating activities		12,243	10,752
Investing activities:
Expenditure on property, plant and equipment including intangible assets net of sale proceeds, including changes in retention money and capital creditors	2.5 and 2.9	(2,723)	(2,247)
Loans to employees		(75)	(8)
Deposits placed with corporation		(142)	(135)
Income on available-for-sale financial assets and certificates of deposit		168	327
Investment in associate		–	(94)
Payment for acquisition of business, net of cash acquired	2.3	(747)	(1,282)
Investment in preference securities		(82)	–
Investment in other available-for-sale financial assets		(22)	–
Investment in quoted debt securities		(302)	(1)
Redemption of certificates of deposit		–	830
Investment in liquid mutual fund units		(24,171)	(23,892)
Redemption of liquid mutual fund units		24,947	25,096
Investment in fixed maturity plan securities		–	(30)
Redemption of fixed maturity plan securities		33	157
Net cash used in investing activities		(3,116)	(1,279)
Financing activities:
Payment of dividends (including corporate dividend tax)		(6,813)	(4,935)
Net cash used in financing activities		(6,813)	(4,935)
Effect of exchange rate changes on cash and cash equivalents		16	(121)
Net decrease in cash and cash equivalents		2,314	4,538
Cash and cash equivalents at the beginning	2.1	30,367	25,950
Cash and cash equivalents at the end	2.1	32,697	30,367
Supplementary information:
Restricted cash balance	2.1	492	364

The accompanying notes form an integral part of the consolidated interim financial statements

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Notes to the Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's consolidated financial statements are authorized for issue by the company's Board of Directors on April 15, 2016.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries as disclosed in Note 2.18. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.16.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22–25 years
Plant and machinery	5 years
Computer equipment	3–5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.5)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments, share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments. Loans and receivables are reclassified to available-for-sale financial assets when the financial asset becomes quoted in an active market.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Americas, Infosys Nova, Panaya, Kallidus and Noah are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.18.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial instruments: In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group has elected to early adopt the standard effective April 1, 2016 and the impact on the consolidated financial statements is not material.

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

The Group is evaluating the effect of IFRS 15 on the consolidated financial statements including the transition method to be adopted and the related disclosures. The group continues to evaluate the effect of the standard on ongoing financial reporting.

IFRS 16 Leases : On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

2. Notes to the consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Cash and bank deposits	27,420	26,195
Deposits with financial institution	5,277	4,172
	32,697	30,367

Cash and cash equivalents as of March 31, 2016 and March 31, 2015 include restricted cash and bank balances of 492 crore and 364 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Current Accounts
ANZ Bank, Taiwan	13	4
Axis Bank account, India	1	–
Axis Bank - Unpaid Dividend Account	2	–
Banamex Bank, Mexico	5	10
Banamex Bank, Mexico (U.S. Dollar account)	3	1
Bank of America, Mexico	21	26
Bank of America, USA	681	716
Bank Zachodni WBK S.A, Poland	3	4
Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	1
Barclays Bank, UK	19	10
Bank Leumi, Israel (US Dollar account)	17	7
Bank Leumi, Israel	10	15
Bank Leumi, Israel (Euro account)	–	3
China Merchants Bank, China	8	4
Citibank N.A, China	65	20
Citibank N.A., China (U.S. Dollar account)	72	24
Citibank N.A., Costa Rica	2	5
Citibank N.A., Czech Republic	–	6
Citibank N.A., Australia	72	25
Citibank N.A., Brazil	5	27
Citibank N.A., Dubai	1	1
Citibank N.A., India	1	7
Citibank N.A., Japan	15	20
Citibank N.A., New Zealand	6	6
Citibank N.A., Portugal	2	–
Citibank N.A., Singapore	3	2
Citibank N.A., South Africa	5	3
CitiBank N.A., South Africa (Euro account)	1	–
Citibank N.A., Philippines, (U.S. Dollar account)	1	1
CitiBank N.A., USA	60	–
CitiBank N.A., EEFC (U.S. Dollar account)	–	2
Commerzbank, Germany	19	19
Crédit Industriel et Commercial Bank, France	4	1
Deutsche Bank, India	8	5
Deutsche Bank, Philippines	13	3
Deutsche Bank, Philippines (U.S. Dollar account)	1	3
Deutsche Bank, Poland	5	19
Deutsche Bank, Poland (Euro account)	–	1
Deutsche Bank, EEFC (Australian Dollar account)	2	–
Deutsche Bank, EEFC (Euro account)	32	3
Deutsche Bank, EEFC (Swiss Franc account)	5	5
Deutsche Bank, EEFC (U.S. Dollar account)	96	8
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	9	5
Deutsche Bank, Belgium	59	13
Deutsche Bank, Malaysia	9	–
Deutsche Bank, Czech Republic	14	6
Deutsche Bank, Czech Republic (Euro account)	1	2
Deutsche Bank, Czech Republic (U.S. Dollar account)	28	20
Deutsche Bank, France	10	2
Deutsche Bank, Germany	17	8
Deutsche Bank, Netherlands	6	2
Deutsche Bank, Russia	2	–
Deutsche Bank, Russia (U.S. Dollar account)	1	–
Deutsche Bank, Singapore	4	5
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	1	–
Deutsche Bank, United Kingdom	170	25
HDFC Bank-Unpaid dividend account	1	1
HSBC Bank, Brazil	5	3
HSBC Bank, Hong Kong	1	44
ICICI Bank, India	72	30
ICICI Bank, EEFC (U.S. Dollar account)	10	14
ICICI Bank-Unpaid dividend account	2	2
ING Bank, Belgium	3	–
Nordbanken, Sweden	15	3
Punjab National Bank, India	4	7
Raiffeisen Bank, Czech Republic	5	–
Raiffeisen Bank, Romania	4	–
Royal Bank of Scotland, China	–	45
Royal Bank of Scotland, China (U.S. Dollar account)	–	47
Royal Bank of Canada, Canada	78	16
Santander Bank, Argentina	–	2
Santander Bank, Spain	–	1
State Bank of India, India	8	2
Silicon Valley Bank, USA	5	66
Silicon Valley Bank, (Euro account)	65	16
Silicon Valley Bank, (United Kingdom Pound Sterling account)	19	5
Union Bank of Switzerland AG	15	12
Union Bank of Switzerland AG, (Euro account)	12	4
Union Bank of Switzerland AG, (Australian Dollar account)	2	–
Union Bank of Switzerland AG, (U.S. Dollar account)	28	2
Union Bank of Switzerland AG, (United Kingdom Pound Sterling account)	4	1
Wells Fargo Bank N.A., USA	23	38
Westpac, Australia	6	6
	1,999	1,473
Deposit Accounts
Allahabad Bank	–	200
Andhra Bank	948	171
Axis Bank	1,340	1,495
Bank of Baroda	–	2,394
Bank of India	77	2,691
Canara Bank	2,247	3,134
Central Bank of India	1,538	1,383
Citibank	128	–
Corporation Bank	1,285	1,277
Deutsche Bank, Poland	237	121
Development Bank of Singapore	–	35
HDFC Bank Ltd.	2,650	2,097
ICICI Bank	4,199	3,166
IDBI Bank	1,900	856
Indian Overseas Bank	1,250	651
Indusind Bank	250	75
ING Vysya Bank	–	100
Jammu & Kashmir Bank	25	–
Kotak Mahindra Bank Limited	537	5
National Australia Bank Limited	1	87
Oriental Bank of Commerce	1,967	1,580
Punjab National Bank	18	592
South Indian Bank	23	27
State Bank of India	2,367	57
Syndicate Bank	1,266	407
Union Bank of India	140	1,051
Vijaya Bank	304	466
Yes Bank	724	604
	25,421	24,722
Deposits with financial institution
HDFC Limited	5,277	4,172
	5,277	4,172
Total	32,697	30,367

2.2 Available-for-sale financial assets

Primarily investments in mutual fund units, quoted debt securities, unquoted equity and preference securities are classified as available-for-sale financial assets.

Cost and fair value of the above investments are as follows:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Current
Mutual fund units:
Liquid mutual funds
Cost and fair value	68	842
Fixed maturity plan securities
Cost	–	30
Gross unrealized holding gain / (loss)	–	2
Fair value	–	32
Quoted debt securities:
Cost	7	–
Gross unrealized holding gain/ (loss)	–	–
Fair value	7	–
	75	874
Non-current
Quoted debt securities:
Cost	1,657	1,352
Gross unrealized holding gain/ (loss)	39	(8)
Fair value	1,696	1,344
Unquoted equity and preference securities:
Cost	93	1
Gross unrealized holding gain/ (loss)	–	–
Fair value	93	1
Others:
Cost	22	–
Gross unrealized holding gain / (loss)	–	–
Fair value	22	–
	1,811	1,345
Total available-for-sale financial assets	1,886	2,219

Mutual fund units:

Liquid mutual funds

The fair value of liquid mutual funds as of March 31, 2016 and March 31, 2015 is 68 crore and 842 crore, respectively. The fair value is based on quoted price.

Fixed maturity plan securities:

During the year ended March 31, 2016, the company redeemed fixed maturity plans securities of 30 crore. On redemption, the net unrealized gain of 1 crore, net of taxes of 1 crore, pertaining to these securities has been reclassified from other comprehensive income to profit or loss.

The fair value of fixed maturity plan securities as of March 31, 2015 is 32 crore. The fair value is based on quotes reflected in actual transactions in similar instruments as available on March 31, 2015. The net unrealized gain of less than 1 crore and 1crore, net of taxes of 1 crore each, respectively, has been recognized in other comprehensive income for the three months and year ended March 31, 2015. (Refer to note 2.16).

During the year ended March 31, 2015, the company redeemed fixed maturity plans securities of 113 crore. On redemption, the unrealised gain of 6 crore and 9 crore, net of taxes of 4 crore each, pertaining to these securities has been reclassified from other comprehensive income to profit or loss during the three months and year ended March 31, 2015, respectively.

Quoted debt securities:

The fair value of quoted debt securities as of March 31, 2016 and March 31, 2015 is 1,703 crore and 1,344 crore, respectively. The net unrealized gain of 19 crore and 42 crore, net of taxes of 2 crore and 5 crore, has been recognized in the other comprehensive income for the three months and year ended March 31, 2016, respectively. The net unrealized loss of 9 crore and unrealized gain of 87 crore, net of taxes of 1 crore and 11 crore, has been recognized in the other comprehensive income for the three months and year ended March 31, 2015, respectively (Refer to note 2.16). The fair value is based on quoted prices and market observable inputs.

2.3 Business combinations

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately 216 crore), contingent consideration of upto $5 million (approximately 33 crore on acquisition date) and an additional consideration of upto $32 million (approximately 212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary.

This acquisition combines Noah’s industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	39	–	39
Intangible assets - technical know-how	–	27	27
Intangible assets - trade name	–	27	27
Intangible assets - customer contracts and relationships	–	119	119
	39	173	212
Goodwill			30
Total purchase price			242

* Includes cash and cash equivalents acquired of 18 crore

Goodwill of 4 crore is tax deductible. The remaining goodwill is tax deductible over the tax life on payment of contingent consideration.

The gross amount of trade receivables acquired and its fair value is 29 crore and the amounts have been largely collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash paid	216
Fair value of contingent consideration	26
Total purchase price	242

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Noah on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 32% and the probabilities of achievement of the financial targets. During three months ended March 31, 2016, based on an assessment of Noah achieving the targets for the year ending December 31, 2015 and December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

The retention bonus is treated as a post-acquisition employee remuneration expense as per IFRS 3R. For the period from the closing of the acquisition to March 31, 2016, a post-acquisition employee remuneration expense of 52 crore, has been recorded in the statement of comprehensive income.

The transaction costs of 11 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively.

The consideration was settled through issue of 85,00,00,000 equity shares amounting to 850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to 2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of up to $20 million (approximately 128 crore on acquisition date).

Infosys expects to help its clients bring new digital experiences to their customers through IP-led technology offerings, new automation tools and skill and expertise in these new emerging areas. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	35	–	35
Intangible assets – technology	–	130	130
Intangible assets – trade name	–	14	14
Intangible assets - customer contracts and relationships	–	175	175
Deferred tax liabilities on intangible assets	–	(128)	(128)
	35	191	226
Goodwill			452
Total purchase price			678

* Includes cash and cash equivalents acquired of 29 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 57 crore and the amounts has been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash paid	578
Fair value of contingent consideration	100
Total purchase price	678

The undiscounted value of contingent consideration as of March 31, 2016 is 132 crore. The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

The transaction costs of 12 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

Panaya

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 1,398 crore.

Panaya’s CloudQuality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. This will help free Infosys from many repetitive tasks allowing it to focus on important, strategic challenges faced by clients. Panaya’s proven technology would help to simplify the costs and complexities faced by businesses in managing their enterprise application landscapes. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	9	–	9
Net current assets *	38	–	38
Intangible assets – technology	–	243	243
Intangible assets – trade name	–	21	21
Intangible assets - customer contracts and relationships	–	82	82
Intangible assets – non compete agreements	–	26	26
Deferred tax liabilities on intangible assets	–	(99)	(99)
	47	273	320
Goodwill			1,078
Total purchase price			1,398

* Includes cash and cash equivalents acquired of 116 crore.

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 58 crore and the amounts have been largely collected.

The fair value of total cash consideration as at the acquisition date was 1,398 crore.

The transaction costs of 22 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2015.

EdgeVerve Systems Limited

EdgeVerve was created as a wholly owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company had undertaken an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of 421 crore with effect from July 1, 2014 which was settled through the issue of fully paid up equity shares.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Infosys Consulting Holding AG (formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of 1,187 crore and an additional consideration of upto 608 crore, which the company refers to as deferred purchase price, estimated on the date of acquisition, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition.

This transaction is treated as post acquisition employee remuneration expense as per IFRS 3R. During the three months ended December 31, 2015, the liability towards post-acquisition employee remuneration expense was settled.

For the three months and year ended March 31, 2016 and March 31, 2015, a post-acquisition employee remuneration expense of Nil and 73 crore, 149 crore and 252 crore respectively, is recorded in cost of sales in the statement of comprehensive income.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Current
Rental deposits	13	24
Security deposits	7	4
Loans and advances to employees	303	222
Prepaid expenses(1)	201	98
Interest accrued and not due	704	396
Withholding taxes(1)	1,799	1,364
Advance payments to vendors for supply of goods(1)	110	79
Deposit with corporations	1,238	1,100
Deferred contract cost(1)	48	–
Other assets	25	9
	4,448	3,296
Non-current
Loans and advances to employees	25	31
Deposit with corporations	62	58
Rental deposits	146	47
Security deposits	78	68
Deferred contract cost(1)	333	–
Prepaid expenses(1)	87	7
Prepaid gratuity(1)	4	27
	735	238
	5,183	3,534
Financial assets in prepayments and other assets	2,601	1,959

(1) Non financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits relate principally to leased telephone lines and electricity supplies.

Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2016:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of January 1, 2016	1,607	6,241	2,477	3,865	1,324	33	15,547
Additions	13	84	121	328	117	2	665
Deletions	–	–	(2)	(127)	–	(7)	(136)
Translation difference	–	–	2	6	3	1	12
Gross carrying value as of March 31, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Accumulated depreciation as of January 1, 2016	(20)	(2,144)	(1,520)	(2,577)	(939)	(19)	(7,219)
Depreciation	(2)	(57)	(88)	(161)	(45)	(1)	(354)
Accumulated depreciation on deletions	–	–	2	126	–	3	131
Translation difference	–	–	(2)	(5)	(2)	–	(9)
Accumulated depreciation as of March 31, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Capital work-in progress as of March 31,2016							1,893
Carrying value as of March 31, 2016	1,598	4,124	990	1,455	458	12	10,530
Capital work-in progress as of January 1, 2016							1,711
Carrying value as of January 1, 2016	1,587	4,097	957	1,288	385	14	10,039

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2015:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of January 1, 2015	1,550	5,556	1,979	3,159	1,104	34	13,382
Acquisitions through business Combination (Refer note 2.3)	–	–	–	13	9	–	22
Additions	12	325	131	222	75	1	766
Deletions	–	–	(3)	(36)	(1)	(1)	(41)
Translation difference	–	–	(3)	(11)	(8)	–	(22)
Gross carrying value as of March 31, 2015	1,562	5,881	2,104	3,347	1,179	34	14,107
Accumulated depreciation as of January 1, 2015	(16)	(1,932)	(1,233)	(2,205)	(792)	(17)	(6,195)
Acquisitions through business Combination (Refer note 2.3)	–	–	–	(9)	(4)	–	(13)
Depreciation	–	(50)	(65)	(116)	(36)	(2)	(269)
Accumulated depreciation on deletions	–	–	3	35	1	–	39
Translation difference	–	–	2	8	6	–	16
Accumulated depreciation as of March 31, 2015	(16)	(1,982)	(1,293)	(2,287)	(825)	(19)	(6,422)
Capital work-in progress as of March 31,2015							1,440
Carrying value as of March 31, 2015	1,546	3,899	811	1,060	354	15	9,125
Capital work-in progress as of January 1, 2015							1,545
Carrying value as of January 1, 2015	1,534	3,624	746	954	312	17	8,732

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	1,562	5,881	2,104	3,347	1,179	34	14,107
Acquisition through Business Combination (Refer note 2.3)	–	–	1	2	1	–	4
Additions	58	444	499	1,103	265	6	2,375
Deletions	–	–	(8)	(396)	(7)	(12)	(423)
Translation difference	–	–	2	16	6	1	25
Gross carrying value as of March 31, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Accumulated depreciation as of April 1, 2015	(16)	(1,982)	(1,293)	(2,287)	(825)	(19)	(6,422)
Accumulated Depreciation on acquired assets (Refer note 2.3)	–	–	(1)	(1)	–	–	(2)
Depreciation	(6)	(219)	(320)	(553)	(161)	(5)	(1,264)
Accumulated depreciation on deletions	–	–	7	237	4	7	255
Translation difference	–	–	(1)	(13)	(4)	–	(18)
Accumulated depreciation as of March 31, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Capital work-in progress as of March 31, 2016							1,893
Carrying value as of March 31, 2016	1,598	4,124	990	1,455	458	12	10,530
Capital work-in progress as of April 1, 2015							1,440
Carrying value as of April 1, 2015	1,546	3,899	811	1,060	354	15	9,125

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2015:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2014	1,140	5,026	1,702	2,659	1,017	36	11,580
Acquisitions through business combination (Refer note 2.3)	–	–	–	13	9	–	22
Additions	422	855	421	765	182	6	2,651
Deletions	–	–	(17)	(82)	(20)	(6)	(125)
Translation difference	–	–	(2)	(8)	(9)	(2)	(21)
Gross carrying value as of March 31, 2015	1,562	5,881	2,104	3,347	1,179	34	14,107
Accumulated depreciation as of April 1, 2014	–	(1,794)	(1,048)	(1,965)	(700)	(18)	(5,525)
Accumulated Depreciation on acquired assets (Refer note 2.3)	–	–	–	(9)	(4)	–	(13)
Depreciation	(16)	(188)	(262)	(387)	(144)	(6)	(1,003)
Accumulated depreciation on deletions	–	–	15	70	18	4	107
Translation difference	–	–	2	4	5	1	12
Accumulated depreciation as of March 31, 2015	(16)	(1,982)	(1,293)	(2,287)	(825)	(19)	(6,422)
Capital work-in progress as of March 31, 2015							1,440
Carrying value as of March 31, 2015	1,546	3,899	811	1,060	354	15	9,125
Capital work-in progress as of April 1, 2014							1,832
Carrying value as of April 1, 2014	1,140	3,232	654	694	317	18	7,887

During the three months ended June 30, 2014, the management based on internal and external technical evaluation had changed the useful life of certain assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from previous estimate.

The depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 628 crore and 617 crore as of March 31, 2016 and March 31, 2015, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period. The contractual commitments for capital expenditure were 1,486 crore and 1,574 crore, as of March 31, 2016 and March 31, 2015, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Carrying value at the beginning	3,091	2,157
Goodwill on Panaya acquisition	–	1,078
Goodwill on Kallidus d.b.a Skava acquisition (Refer note 2.3)	452	–
Goodwill on Noah acquisition (Refer note 2.3)	30	–
Translation differences	191	(144)
Carrying value at the end	3,764	3,091

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

During the year ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to these internal reorganizations there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.19). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2016.

(In crore)

Segment	As of
March 31, 2016
Financial services	851
Manufacturing	423
Retail, Consumer packaged goods and Logistics	573
Life Sciences, Healthcare and Insurance	656
Energy & Utilities, Communication and Services	789
3,292
Operating segments without significant goodwill	472
Total	3,764

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava has been allocated to the groups of CGU’s which are represented by the entity’s operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGU's which is represented by the Energy & Utilities, Communication and Services segment.

The following table gives the break-up of allocation of goodwill to operating segments as at March 31, 2015:

(In crore)

Segment	As of
March 31, 2015
Financial services	663
Insurance	367
Manufacturing	656
Energy, Communication and services	318
Resources & utilities	141
Retail, Consumer packaged goods and logistics	473
Life Sciences and Healthcare	193
Growth Markets	280
Total	3,091

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections for a CGU / groups of CGU's over a period of five years. An average of the range of each assumption used is mentioned below. As of March 31, 2016, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

(in %)

	March 31, 2016	March 31, 2015
Long term growth rate	8–10	8–10
Operating margins	17–20	17–20
Discount rate	14.2	13.9

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2016:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Marketing Related	Others	Total
Gross carrying value as of January 1, 2016	764	411	21	1	72	92	63	1,424
Additions	–	2	–	–	–	–	–	2
Deletion	–	–	–	–	–	–	–	–
Translation differences	11	1	–	–	–	1	–	13
Gross carrying value as of March 31, 2016	775	414	21	1	72	93	63	1,439
Accumulated amortization as of January 1, 2016	(253)	(50)	(21)	(1)	(6)	(34)	(19)	(384)
Amortization expense	(47)	(11)	–	–	–	(3)	(4)	(65)
Deletion	–	–	–	–	–	–	–	–
Translation differences	(3)	(1)	–	–	–	(1)	–	(5)
Accumulated amortization as of March 31, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Carrying value as of January 1, 2016	511	361	–	–	66	58	44	1,040
Carrying value as of March 31, 2016	472	352	–	–	66	55	40	985

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2015:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Marketing related	Others	Total
Gross carrying value as of January 1, 2015	368	19	21	11	72	27	9	527
Additions through business combination (Refer note 2.3)	82	243	–	–	–	22	26	373
Additions	–	–	–	–	–	–	–	–
Deletions	–	–	–	–	–	–	–	–
Translation differences	(2)	(1)	–	–	(1)	–	(1)	(5)
Gross carrying value as of March 31, 2015	448	261	21	11	71	49	34	895
Accumulated amortization as of January 1, 2015	(153)	(19)	(21)	(11)	(5)	(27)	(9)	(245)
Additions through business combination (Refer note 2.3)	–	–	–	–	–	(1)	–	(1)
Amortization expense	(11)	(3)	–	–	–	–	–	(14)
Deletions	–	–	–	–	–	–	–	–
Translation differences	2	1	–	–	–	–	–	3
Accumulated amortization as of March 31, 2015	(162)	(21)	(21)	(11)	(5)	(28)	(9)	(257)
Carrying value as of January 1, 2015	215	–	–	–	67	–	–	282
Carrying value as of March 31, 2015	286	240	–	–	66	21	25	638

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2016:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Marketing Related	Others	Total
Gross carrying value as of April 1, 2015	448	261	21	11	71	49	34	895
Addition through business combination (Refer note 2.3)	294	130	–	–	–	41	27	492
Additions	–	2	–	–	–	–	–	2
Deletion	–	–	–	(10)	–	–	–	(10)
Translation differences	33	21	–	–	1	3	2	60
Gross carrying value as of March 31, 2016	775	414	21	1	72	93	63	1,439
Accumulated amortization as of April 1, 2015	(162)	(21)	(21)	(11)	(5)	(28)	(9)	(257)
Amortization expense	(132)	(40)	–	–	(1)	(9)	(13)	(195)
Deletion	–	–	–	10	–	–	–	10
Translation differences	(9)	(1)	–	–	–	(1)	(1)	(12)
Accumulated amortization as of March 31, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Carrying value as of April 1, 2015	286	240	–	–	66	21	25	638
Carrying value as of March 31, 2016	472	352	–	–	66	55	40	985
Estimated Useful Life (in years)	3–10	8–10	–	–	50	3–10	3–5
Estimated Remaining Useful Life (in years)	1–7	7–9	–	–	45	2–9	2–5

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2015:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Marketing Related	Others	Total
Gross carrying value as of April 1, 2014	381	35	21	11	68	28	9	553
Additions through business combination (Refer note 2.3)	82	243	–	–	–	22	26	373
Deletion	–	(17)	–	–	–	–	–	(17)
Translation differences	(15)	–	–	–	3	(1)	(1)	(14)
Gross carrying value as of March 31, 2015	448	261	21	11	71	49	34	895
Accumulated amortization as of April 1, 2014	(125)	(26)	(19)	(11)	(3)	(20)	(7)	(211)
Additions through business combination (Refer note 2.3)	–	–	–	–	–	(1)	–	(1)
Amortization expense	(41)	(12)	(2)	–	(1)	(8)	(2)	(66)
Deletion	–	17	–	–	–	–	–	17
Translation differences	4	–	–	–	(1)	1	–	4
Accumulated amortization as of March 31, 2015	(162)	(21)	(21)	(11)	(5)	(28)	(9)	(257)
Carrying value as of April 1, 2014	256	9	2	–	65	8	2	342
Carrying value as of March 31, 2015	286	240	–	–	66	21	25	638
Estimated Useful Life (in years)	3–10	10	3	–	50	2–10	3
Estimated Remaining Useful Life (in years)	2–8	10	–	–	46	10	3

The amortization expense is included in cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the three months and year ended March 31, 2016 and March 31, 2015 was 202 crore and 164 crore and 712 crore and 673 crore, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

(In crore)

	Loans and receivables	Financial assets/ liabilities at fair value through profit and loss	Derivatives- Hedging instruments	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	32,697	–	–	–	–	32,697
Available-for-sale financial assets (Refer Note 2.2)	–	–	–	1,886	–	1,886
Trade receivables	11,330	–	–	–	–	11,330
Unbilled revenue	3,029	–	–	–	–	3,029
Prepayments and other assets (Refer Note 2.4)	2,601	–	–	–	–	2,601
Derivative financial instruments	–	116	–	–	–	116
Total	49,657	116	–	1,886	–	51,659
Liabilities:
Trade payables	–	–	–	–	386	386
Derivative financial instruments	–	5	–	–	–	5
Client deposits	–	–	–	–	28	28
Employee benefit obligations	–	–	–	–	1,341	1,341
Other liabilities including contingent consideration (Refer Note 2.9)	–	117	–	–	4,880	4,997
Total	–	122	–	–	6,635	6,757

The carrying value and fair value of financial instruments by categories as of March 31, 2015 were as follows:

(In crore)

	Loans and receivables	Financial assets/ liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	30,367	–	–	–	30,367
Available-for-sale financial assets (Refer Note 2.2)	–	–	2,219	–	2,219
Trade receivables	9,713	–	–	–	9,713
Unbilled revenue	2,845	–	–	–	2,845
Prepayments and other assets (Refer Note 2.4)	1,959	–	–	–	1,959
Derivative financial instruments	–	101	–	–	101
Total	44,884	101	2,219	–	47,204
Liabilities:
Trade payables	–	–	–	140	140
Derivative financial instruments	–	3	–	–	3
Client deposits	–	–	–	27	27
Employee benefit obligations	–	–	–	1,069	1,069
Other liabilities (Refer Note 2.9)	–	–	–	4,891	4,891
Total	–	3	–	6,127	6,130

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

(In crore)

	As of March 31, 2016	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	68	68	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	1,703	376	1,327	–
Available- for- sale financial asset- Investments in equity and preference securities (Refer Note 2.2)	93	–	–	93
Available- for- sale financial asset- others (Refer Note 2.2)	22	–	–	22
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	116	–	116	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	5	–	5	–
Liability towards contingent consideration (Refer note 2.9)*	117	–	–	117

During the three months and year ended March 31, 2016, quoted debt securities of 43 crore and 313 crore, respectively were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

* Discounted $20 million (approximately 132 crore) at 13.7%

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2015:

(In crore)

	As of March 31, 2015	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	842	842	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer Note 2.2)	32	–	32	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	1,344	608	736	–
Available- for- sale financial asset- Investments in equity securities (Refer Note 2.2)	1	–	–	1
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	101	–	101	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	3	–	3	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Interest income on deposits and certificates of deposit (Refer Note 2.13)	609	696	2,523	2,631
Income from available-for-sale financial assets (Refer Note 2.13)	40	51	176	261
	649	747	2,699	2,892

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As of		As of
	March 31, 2016		March 31, 2015
	In million	In crore	In million	In crore
Forward contracts
In U.S. dollars	510	3,379	716	4,475
In Euro	100	750	67	447
In United Kingdom Pound Sterling	65	623	73	671
In Australian dollars	55	281	98	466
In Canadian dollars	–	–	12	59
In Singapore dollars	–	–	25	114
In Swiss Franc	25	173	–	–
			–	–
Option Contracts
In U.S. dollars	125	828	–	–
Total forwards & options		6,034		6,232

The Group recognized a net gain of 58 crore and 29 crore on derivative financial instruments during the three months and year ended March 31, 2016 as against a net gain on derivative financial instruments of 303 crore and 514 crore during the three months and year ended March 31, 2015, which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

 (In crore)

	As of
	March 31, 2016	March 31, 2015
Not later than one month	1,577	1,484
Later than one month and not later than three months	3,420	3,781
Later than three months and not later than one year	1,037	967
	6,034	6,232

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Aggregate amount of outstanding forward and option contracts	6,034	6,232
Gain on outstanding forward and option contracts	116	101
Loss on outstanding forward and option contracts	5	3

The following table analyzes foreign currency risk from financial instruments as of March 31, 2016:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,124	167	202	171	601	2,265
Trade receivables	7,558	1,280	721	598	696	10,853
Unbilled revenue	1,871	368	190	114	253	2,796
Other assets	96	37	26	10	84	253
Trade payables	(126)	(75)	(73)	(4)	(76)	(354)
Client deposits	(20)	(2)	–	–	(6)	(28)
Accrued Expenses	(788)	(152)	(116)	(35)	(219)	(1,310)
Employee benefit obligations	(573)	(80)	(49)	(166)	(125)	(993)
Other liabilities	(1,049)	(135)	(32)	(42)	(208)	(1,466)
Net assets / (liabilities)	8,093	1,408	869	646	1,000	12,016

The following table analyzes foreign currency risk from financial instruments as of March 31, 2015:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	994	59	41	119	413	1,626
Trade receivables	6,719	1,040	540	469	600	9,368
Unbilled revenue	1,714	330	126	100	250	2,520
Other assets	81	28	19	9	61	198
Trade payables	(59)	(14)	–	(2)	(56)	(131)
Client deposits	(20)	–	(1)	–	(6)	(27)
Accrued expenses	(749)	(143)	(78)	(25)	(165)	(1,160)
Employee benefit obligations	(436)	(59)	(37)	(130)	(105)	(767)
Other liabilities	(761)	(116)	(23)	(22)	(637)	(1,559)
Net assets / (liabilities)	7,483	1,125	587	518	355	10,068

For the three months ended March 31, 2016 and March 31, 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.49% and 0.51%, respectively.

For the year ended March 31, 2016 and March 31, 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.50% and 0.52%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 11,330 crore and 9,713 crore as of March 31, 2016 and March 31, 2015, respectively and unbilled revenue amounting to 3,029 crore and 2,845 crore as of March 31, 2016 and March 31, 2015, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Revenue from top customer	3.6	3.5	3.6	3.3
Revenue from top five customers	13.7	13.9	13.8	13.5

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposit are neither past due nor impaired. Cash and cash equivalents include deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include primarily investment in liquid mutual fund units, quoted debt securities and unquoted equity and preference securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables 8,335 crore and 7,336 crore as of March 31, 2016 and March 31, 2015, respectively, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of 15 crore and 23 crore as of March 31, 2016 and March 31, 2015, respectively.

Financial assets that are past due but not impaired

The Group’s credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of 274 crore and 343 crore as of March 31, 2016 and March 31, 2015, respectively, that are past due, is given below:

(In crore)

Period (in days)	As of
	March 31, 2016	March 31, 2015
Less than 30	2,080	1,641
31 – 60	471	345
61 – 90	304	89
More than 90	140	302
	2,995	2,377

The reversal of provision for doubtful trade receivable for the three months and year ended March 31, 2016 was 27 crore and 52 crore, respectively. The provision for doubtful trade receivable for the three months and year ended March 31, 2015 was a 44 crore and 171 crore, respectively.

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Balance at the beginning	326	338	366	214
Translation differences	3	(9)	8	(7)
Provisions for doubtful accounts receivable (refer note 2.10)	(27)	44	(52)	171
Trade receivables written off	(13)	(7)	(33)	(12)
Balance at the end	289	366	289	366

Liquidity risk

As of March 31, 2016, the Group had a working capital of 38,456 crore including cash and cash equivalents of 32,697 crore and current available-for-sale financial assets of 75 crore. As of March 31, 2015, the Group had a working capital of 35,813 crore including cash and cash equivalents of 30,367 crore and current available-for-sale financial assets of 874 crore.

As of March 31, 2016 and March 31, 2015, the outstanding employee benefit obligations were 1,341 crore and 1,069 crore, respectively, which have been substantially funded. Further, as of March 31, 2016 and March 31, 2015, the Group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2016:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	386	–	–	–	386
Client deposits	28	–	–	–	28
Other liabilities (excluding liability towards acquisition) (Refer Note 2.9)	4,847	25	9	–	4,881
Liability towards acquisitions on an undiscounted basis (including contingent consideration) - Refer Note 2.9	86	46	–	–	132

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2015:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	140	–	–	–	140
Client deposits	27	–	–	–	27
Other liabilities ( excluding liabilities towards acquisition ) (Refer Note 2.9)	4,891	–	–	–	4,891
Liability towards acquisitions on an undiscounted basis (Refer Note 2.9)	525	–	–	–	525

As of March 31, 2016 and March 31, 2015, the group had outstanding financial guarantees of 56 crore and 43 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the group’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2016 and March 31, 2015.

Offsetting of financial assets and financial liabilities:

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

	As of		As of
	March 31, 2016		March 31, 2015
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	124	(13)	105	(7)
Amount set off	(8)	8	(4)	4
Net amount presented in balance sheet	116	(5)	101	(3)

2.8 Provisions

Provisions comprise the following:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Provision for post sales client support and other provisions	512	478
	512	478

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

	Three months ended March 31, 2016	Year ended March 31, 2016
Balance at the beginning	482	478
Provision recognized/ (reversed)	33	106
Provision utilized	(5)	(103)
Translation difference	2	31
Balance at the end	512	512

Provision for post sales client support and other provisions is included in cost of sales in the statement of comprehensive income.

As of March 31, 2016 and March 31, 2015, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian Income tax authorities- Refer note 2.16) amounted to 277 crore and 261 crore, respectively.

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.9 Other liabilities

Other liabilities comprise the following :

(In crore)

	As of
	March 31, 2016	March 31, 2015
Current
Accrued compensation to employees	2,265	2,106
Accrued expenses	2,189	1,984
Withholding taxes payable(1)	1,296	904
Retainage	80	53
Liabilities of controlled trusts	167	177
Deferred income - government grant on land use rights(1) (Refer Note 2.6)	1	1
Accrued gratuity	1	7
Liability towards contingent consideration (Refer note 2.3)	81	–
Liability towards acquisition of business (Refer note 2.3)	–	487
Others	145	77
	6,225	5,796
Non-current
Liability towards contingent consideration (Refer note 2.3)	36	–
Accrued compensation to employees	33	–
Deferred income - government grant on land use rights(1) (Refer Note 2.6)	46	46
	115	46
	6,340	5,842
Financial liabilities included in other liabilities	4,997	4,891
Financial liability towards acquisitions on an undiscounted basis (including contingent consideration) - Refer note 2.3	132	525

(1) Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.10 Expenses by nature

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Employee benefit costs (Refer Note 2.11.4)	9,024	7,319	34,406	29,742
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	–	73	149	252
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	419	283	1,459	1,069
Travelling costs	595	431	2,263	1,818
Consultancy and professional charges	213	168	779	422
Cost of Software packages for own use	196	178	740	855
Third party items bought for service delivery to clients	134	62	534	189
Communication costs	117	119	449	495
Cost of technical sub-contractors	925	630	3,531	2,171
Power and fuel	52	47	217	219
Repairs and maintenance	311	239	1,054	764
Rates and taxes	29	26	109	126
Insurance charges	17	13	60	53
Commission to non-whole time directors	2	3	9	9
Branding and marketing expenses	75	42	288	158
Provision for post-sales client support	22	(5)	8	39
Provision for doubtful account receivables (Refer Note 2.7)	(27)	44	(52)	171
Contribution towards Corporate Social Responsibility	45	66	216	254
Operating lease payments (Refer Note 2.14)	98	73	360	309
Others	83	151	242	372
Total cost of sales, selling and marketing expenses and administrative expenses	12,330	9,962	46,821	39,487

2.10.1 Break-up of expenses

Cost of sales

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Employee benefit costs	7,960	6,480	30,405	26,296
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	0	73	149	252
Depreciation and amortization	419	283	1,459	1,069
Travelling costs	425	301	1,637	1,337
Cost of Software packages for own use	195	178	726	855
Third party items bought for service delivery to clients	134	62	534	189
Cost of technical sub-contractors	925	629	3,530	2,170
Operating lease payments	66	52	242	215
Communication costs	46	53	179	206
Repairs and maintenance	58	58	187	167
Provision for post-sales client support	22	(5)	8	39
Others	12	10	42	88
Total	10,262	8,174	39,098	32,883

Selling and marketing expenses

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Employee benefit costs	695	577	2,645	2,380
Travelling costs	99	70	356	265
Branding and marketing	75	41	286	157
Operating lease payments	11	8	44	37
Communication costs	6	5	19	22
Consultancy and professional charges	9	7	49	22
Others	14	28	32	58
Total	909	736	3,431	2,941

Administrative expenses

 (In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Employee benefit costs	369	262	1,356	1,066
Consultancy and professional charges	198	161	706	400
Repairs and maintenance	252	180	863	596
Power and fuel	52	47	217	219
Communication costs	65	61	251	267
Travelling costs	71	60	270	216
Provision for doubtful accounts receivable	(27)	44	(52)	171
Rates and taxes	29	26	109	126
Insurance charges	17	13	60	53
Operating lease payments	21	13	74	57
Commission to non-whole time directors	2	3	9	9
Contribution towards Corporate Social Responsibility	45	66	216	254
Others	65	116	213	229
Total	1,159	1,052	4,292	3,663

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of March 31, 2016 and March 31, 2015:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Change in benefit obligations
Benefit obligations at the beginning	816	707
Service cost	118	95
Interest expense	61	60
Addition through business combination	1	–
Remeasurements - Actuarial (gains)/ losses	23	70
Benefits paid	(75)	(116)
Benefit obligations at the end	944	816
Change in plan assets
Fair value of plan assets at the beginning	836	717
Interest income	66	67
Remeasurements- Return on plan assets excluding amounts included in interest income	9	6
Contributions	111	162
Benefits paid	(75)	(116)
Fair value of plan assets at the end	947	836
Funded status	3	20
Prepaid gratuity benefit	4	27
Accrued gratuity	(1)	(7)

Amount for the three months and year ended March 31, 2016 and March 31, 2015 recognized in net profit in the statement of comprehensive income:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Service cost	29	23	118	95
Net interest on the net defined benefit liability/asset	(1)	(2)	(5)	(7)
Net gratuity cost	28	21	113	88

Amount for the three months and year ended March 31, 2016 and March 31, 2015 recognized in statement of other comprehensive income:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	6	22	23	70
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(3)	(4)	(9)	(6)
	3	18	14	64

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
(Gain)/loss from change in demographic assumptions	–	–	–	–
(Gain)/loss from change in financial assumptions	5	14	–	55
	5	14	–	55

Amounts recognized in statement of comprehensive income has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Cost of sales	25	18	100	78
Selling and marketing expenses	2	2	9	7
Administrative expenses	1	1	4	3
	28	21	113	88

The weigted-average assumptions used to determine benefit obligations as of March 31, 2016 and March 31, 2015 are set out below:

	As of
	March 31, 2016	March 31, 2015
Discount rate	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and year ended March 31, 2016 and March 31, 2015 are set out below:

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Discount rate	7.8%	9.2%	7.8%	9.2%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%	8.0%
Weighted average duration of defined benefit obligation	6.4 years	6.4 years	6.4 years	6.4 years

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As of March 31, 2016 and March 31, 2015, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months and year ended March 31, 2016 and March 31, 2015 were 19 crore and 21 crore and 75 crore and 73 crore, respectively.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

As of March 31, 2016, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 46 crore.

As of March 31, 2016, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 39 crore.

The Group expects to contribute 98 crore to the gratuity trusts during the fiscal 2017.

Maturity profile of defined benefit obligation:

(in crore)

Within 1 year	143
1-2 year	148
2-3 year	156
3-4 year	165
4-5 year	180
5-10 years	909

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The Company contributed 61 crore and 54 crore and 234 crore and 215 crore to the superannuation plan during the three months and year ended March 31, 2016 and March 31, 2015, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Cost of sales	54	48	207	190
Selling and marketing expenses	5	4	18	17
Administrative expenses	2	2	9	8
	61	54	234	215

2.11.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2016 and March 31, 2015, respectively.

The details of fund and plan asset position are given below:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Plan assets at period end, at fair value	3,808	2,912
Present value of benefit obligation at period end	3,808	2,912
Asset recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2016	March 31, 2015
Government of India (GOI) bond yield	7.80%	7.80%
Remaining term to maturity of portfolio	7 years	7 years
Expected guaranteed interest rate- First year:	8.75%	8.75%
- Thereafter:	8.60%	8.60%

The Group contributed 105 crore and 95 crore and 413 crore and 345 crore to the provident fund during the three months and year ended March 31, 2016 and March 31, 2015, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Cost of sales	93	84	365	305
Selling and marketing expenses	8	8	32	28
Administrative expenses	4	3	16	12
	105	95	413	345

2.11.4 Employee benefit costs include:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Salaries and bonus*	8,830	7,150	33,646	29,094
Defined contribution plans	78	68	302	265
Defined benefit plans	116	101	458	383
	9,024	7,319	34,406	29,742

*	Includes stock compensation expense of 2 crore and 1 crore, and 7 crore and 2 crore for the three months and year ended March 31, 2016 and March 31, 2015, respectively.

The gratuity and provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Cost of sales	7,960	6,480	30,405	26,296
Selling and marketing expenses	695	577	2,645	2,380
Administrative expenses	369	262	1,356	1,066
	9,024	7,319	34,406	29,742

2.12 Equity

Share capital and share premium

The Company has allotted 114,84,72,332 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015, pursuant to bonus issue approved by the shareholders through postal ballot. The book closure date fixed by the Board was June 17, 2015. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares. 11,323,576 and 56,67,200 shares were held by controlled trust as of March 31, 2016 and March 31, 2015, respectively .

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue from share premium account.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity consist of currency translation, fair value changes on available-for-sale financial assets, remeasurement of net defined benefit liability/asset and changes in fair value of derivatives designated as cash flow hedges.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2016, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The Board increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2016 includes final divided of 29.50/- per equity share (not adjusted for June 17, 2015 bonus issue) and an interim dividend of 10/- per equity share. The amount of per share dividend recognized as distribution to equity shareholders for the year ended March 31, 2015 was 73.00/- per equity share (not adjusted for bonus issues).

The Board of Directors, in its meeting on April 15, 2016, have proposed a final dividend of 14.25/- per equity share for the financial year ended March 31, 2016. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 18, 2016 and if approved would result in a cash outflow of approximately 3,923 crore (excluding dividend paid on treasury shares), including corporate dividend tax.

2.12.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.12.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.13 Other income

Other income consists of the following:

(In crore)

	Three month ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Interest income on deposits and certificates of deposit	609	696	2,523	2,631
Exchange gains/ (losses) on forward and options contracts	58	303	29	514
Exchange gains/ (losses) on translation of other assets and liabilities	16	(188)	140	(39)
Income from available-for-sale financial assets	40	51	176	261
Others	49	19	257	60
	772	881	3,125	3,427

2.14 Operating leases

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases for the three months and year ended March 31, 2016 and March 31, 2015 was 98 crore and 73 crore and 360 crore and 309 crore, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Within one year of the balance sheet date	372	168
Due in a period between one year and five years	873	395
Due after five years	442	168

A majority of the Group’s operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.15 Employees' Stock Option Plans (ESOP)

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares(this includes 1,12,23,576 equity shares which are currently held by the Trust towards the 2011 Plan). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

2011 RSU Plan (the 2011 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Office and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. Further the Company has earmarked 100,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares currently held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 100,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.Further , the award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2011 Plan during the three months and year ended March 31, 2016

Particulars	Three months ended March 31, 2016		Year ended March 31, 2016
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2011 Plan:
Outstanding at the beginning	223,213	5	108,268	5
Granted	–	–	124,061	5
Forfeited and expired	–	–	–	–
Exercised*	1,708	5	10,824	5
Outstanding at the end	221,505	5	221,505	5
Exercisable at the end	–	–	–	–

*Adjusted for bonus issues. (Refer note 2.12)

The weighted average share price of options exercised under the 2011 Plan on the date of exercise was 1,088/-.

The activity in the 2011 Plan during the three months and year ended March 31, 2015 is set out below:

Particulars	Three months ended March 31, 2015		Year ended March 31, 2015
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2011 Plan:
Outstanding at the beginning *	108,268	5	–	–
Granted*	–	–	108,268	5
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	108,268	5	108,268	5
Exercisable at the end	–	–	–	–

*Adjusted for bonus issues (Refer note 2.12)

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 and March 31, 2015 under the 2011 Plan was 1.98 years and 2.39 years, respectively.

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The fair value of each RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Option granted during	Fiscal 2016	Fiscal 2015
Grant date	22–Jun–15	21–Aug–14
Weighted average share price ()*	1,024	3,549
Exercise price () *	5	5
Expected volatility (%)	28–36	30 – 37
Expected life of the option (years)	1 – 4	1 – 4
Expected dividends (%)	2.43	1.84
Risk-free interest rate (%)	7– 8	8 – 9
Weighted average fair value as on grant date ()*	948	3,355

* Data for Fiscal 2015 is not adjusted for bonus issues

During the three months and year ended March 31, 2016 and March 31, 2015, the company recorded an employee stock compensation expense of 2 crore and 1 crore, and 7 crore and 2 crore, respectively in the statement of comprehensive income.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

	Three month ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Current taxes
Domestic taxes	1,083	206	4,215	3,115
Overseas taxes	343	930	1,103	1,736
	1,426	1,136	5,318	4,851
Deferred taxes
Domestic taxes	(6)	16	21	32
Overseas taxes	(26)	80	(88)	46
	(32)	96	(67)	78
Income tax expense	1,394	1,232	5,251	4,929

Income tax expense for the three months ended March 31, 2016 and March 31, 2015 includes reversals (net of provisions) of 69 crore and 47 crore, respectively, pertaining to earlier periods. Income tax expense for the year ended March 31, 2016 and March 31, 2015 includes reversal (net of provisions) of 309 crore and 158 crore, respectively, pertaining to earlier periods.

Entire deferred income tax for the three months and year ended March 31, 2016 and March 31, 2015 relates to origination and reversal of temporary differences.

A deferred tax liability of 2 crore relating to available-for-sale financial assets has been recognized in other comprehensive income for the three months ended March 31, 2016. A deferred tax liability of 4 crore relating to available-for-sale financial assets has been recognized in other comprehensive income for the year ended March 31, 2016. A deferred tax asset of 5 crore relating to available-for-sale financial assets has been recognized in other comprehensive income for the three months ended March 31, 2015. A reversal of deferred tax asset of 11 crore has been recognized in other comprehensive income for the year ended March 31, 2015.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Profit before income taxes	4,991	4,329	18,742	17,258
Enacted tax rates in India	34.61%	33.99%	34.61%	33.99%
Computed expected tax expense	1,727	1,471	6,486	5,866
Tax effect due to non-taxable income for Indian tax purposes	(496)	(438)	(1,758)	(1,672)
Overseas taxes	205	199	715	817
Tax reversals, overseas and domestic	(69)	(47)	(309)	(158)
Effect of exempt non-operating income	(32)	(15)	(83)	(89)
Effect of unrecognized deferred tax assets	42	19	62	43
Effect of differential overseas tax rates	1	(10)	3	(39)
Effect of non-deductible expenses	18	65	194	211
Tax on dividend received from subsidiaries	–	4	–	4
Additional deduction on research and development expense	(7)	(12)	(60)	(54)
Others	5	(4)	1	–
Income tax expense	1,394	1,232	5,251	4,929

The applicable Indian statutory tax rates for fiscal 2016 and fiscal 2015 is 34.61% and 33.99%, respectively. The change in the tax rate is consequent to the changes made in Finance Act 2015.

During the year ended March 31, 2016 and March 31, 2015, the group has claimed weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditures incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India had provided to the export of software from the specifically designated units registered under the Software Technology Parks Scheme (STP) in India and the company continues to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, the income tax incentives provided by the Government of India for STP units have expired, and all the STP units are now taxable. SEZ units which began providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2016, Infosys' U.S. branch net assets amounted to approximately 5,109 crore. As of March 31, 2016, the Company has provided for branch profit tax of 334 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. The change in provision for branch profit tax includes 18 crore movement on account of exchange rate during the year ended March 31, 2016.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 4,195 crore and 3,291 crore as of March 31, 2016 and March 31, 2015, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2016 and March 31, 2015:

(In crore)

	As at
	March 31, 2016	March 31, 2015
Income tax assets	5,230	4,089
Current income tax liabilities	3,410	2,818
Net current income tax asset/ (liability) at the end	1,820	1,271

The gross movement in the current income tax asset/ (liability) for the three months and year ended March 31, 2016 and March 31, 2015 is as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Net current income tax asset/ (liability) at the beginning	1,783	(1,057)	1,271	(665)
Translation differences	(12)	13	–	20
Income tax paid	1,475	3,446	5,865	6,751
Current income tax expense (Refer Note 2.16)	(1,426)	(1,136)	(5,318)	(4,851)
Income tax on other comprehensive income	–	5	2	16
Net current income tax asset/ (liability) at the end	1,820	1,271	1,820	1,271

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Deferred income tax assets
Property, plant and equipment	178	241
Computer software	50	51
Accrued compensation to employees	68	48
Trade receivables	89	111
Compensated absences	389	299
Available-for-sale financial asset	–	1
Post sales client support	77	74
Intangibles	4	–
Others	55	31
Total deferred income tax assets	910	856
Deferred income tax liabilities
Intangible asset	(252)	(159)
Temporary difference related to branch profits	(334)	(316)
Property, plant and equipment	(2)	–
Available-for-sale financial asset	(4)	(1)
Others	(38)	(3)
Total deferred income tax liabilities	(630)	(479)
Deferred income tax assets after set off	536	537
Deferred income tax liabilities after set off	(256)	(160)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Deferred income tax assets to be recovered after 12 months	409	354
Deferred income tax assets to be recovered within 12 months	501	502
Total deferred income tax assets	910	856
Deferred income tax liabilities to be settled after 12 months	(450)	(374)
Deferred income tax liabilities to be settled within 12 months	(180)	(105)
Total deferred income tax liabilities	(630)	(479)

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and year ended March 31, 2016 and March 31, 2015, is as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Net deferred income tax asset at the beginning	251	572	377	592
Addition through business combination (Refer note 2.3)	–	(99)	(128)	(99)
Translation differences	(1)	(5)	(32)	(27)
Credits / (charge) relating to temporary differences (Refer Note 2.16)	32	(96)	67	(78)
Temporary difference on available-for-sale financial asset	(2)	5	(4)	(11)
Net deferred income tax asset at the end	280	377	280	377

The credits relating to temporary differences during the year ended March 31, 2016 are primarily on account of accrued compensation to employees and compensated absences partially offset by reversal of credits pertaining to property plant and equipment and trade receivables.The charge relating to temporary differences during the year ended March 31, 2015 are primarily on account of property, plant and equipment, post sales client support, available for sale financial assets, minimum alternate tax partially offset by compensated absences and trade receivables.

As of March 31, 2016 and March 31, 2015, claims against the group not acknowledged as debts from the Indian Income tax authorities (net of amount paid to statutory authorities of 4,383 crore and 3,568 crore) amounted to 7 crore and 3 crore, respectively.

Payment of 4,383 crore includes demands from the Indian Income tax authorities of 4,135 crore (3,337 crore), including interest of 1,224 crore (964 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 (For the year ended March 31, 2015 - upon completion of their tax assessment for fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010). These demands were paid to statutory tax authorities which includes 913 crores paid during the year ended 31st March 2016 consequent to demand from tax authorities in India for fiscal 2011 towards denial of certain tax benefits. The company has filed an appeal with the income tax appellate authorities.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matters for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010 and fiscal 2011 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended March 31,		Year ended March 31,
	2016	2015'	2016	2015
Basic earnings per equity share - weighted average number of equity shares outstanding(1)(2)	228,56,20,957	228,56,10,264	228,56,16,160	228,56,10,264
Effect of dilutive common equivalent shares - share options outstanding	129,359	56,988	102,734	32,676
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	228,57,50,316	228,56,67,252	228,57,18,894	228,56,42,940

(1) Excludes treasury shares

(2) adjusted for bonus issue. Refer Note 2.12

For the three months and year ended March 31, 2016 and March 31, 2015, respectively, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		March 31, 2016	March 31, 2015
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys (Czech Republic) Limited s.r.o.(formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%
Infosys Poland Sp Z.o.o (formerly Infosys BPO (Poland) Sp Z.o.o)(1)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (1)(17)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(5)	Australia	–	–
Infosys BPO Americas LLC.(1)(16)	U.S.	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%
Infosys Management Consulting Pty Limited (formerly Lodestone Management Consultants Pty Limited) (3)	Australia	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%
Lodestone Augmentis AG (2)(6)	Switzerland	100%	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (2)(3)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (4)	Belgium	99.90%	99.90%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH) (3)	Germany	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) (3)	Singapore	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%
Infy Consulting Company Ltd. (formerly Lodestone Management Consultants Ltd.) (3)	U.K.	100%	100%
Infosys Consulting B.V. (formerly Lodestone Management Consultants B.V.) (3)	Netherlands	100%	100%
Infosys Consulting Ltda. (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%
Infosys Consulting Sp. Z.o.o (formerly Lodestone Management Consultants Sp. z.o.o.) (3)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(8)	Canada	–	–
Infosys Nova Holdings LLC. (Infosys Nova) (9)	U.S.	100%	100%
Panaya Inc. (Panaya)(10)	U.S.	100%	100%
Panaya Ltd.(11)	Israel	100%	100%
Panaya GmbH(11)	Germany	100%	100%
Panaya Pty Ltd.(11)	Australia	–	–
Panaya Japan Co. Ltd.(11)	Japan	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)(12)	India	100%	–
Kallidus Inc.(Kallidus)(13)	U.S.	100%	–
Noah Consulting LLC (Noah)(14)	U.S.	100%	–
Noah Information Management Consulting Inc. ( Noah Canada)(15)	Canada	100%	–

(1)	Wholly owned subsidiary of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014
(6)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(7)	Incorporated effective February 14, 2014. (Refer note 2.3)
(8)	Wholly owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014
(9)	Incorporated effective January 23, 2015
(10)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. (Refer note 2.3)
(11)	Wholly owned subsidiary of Panaya Inc.
(12)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (Refer note 2.3)
(13)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc. (Refer note 2.3)
(14)	On November 16, 2015, Infosys acquired 100% of the membership interest in Noah (Refer note 2.3)
(15)	Wholly owned subsidiary of Noah (Refer note 2.3)
(16)	Incorporated effective November 20, 2015
(17)	Liquidated effective March 15, 2016

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of Associates:

Name of Associates	Country	Holding as at
		March 31, 2016	March 31, 2015
DWA Nova LLC(1)	U.S.	16%	20%

(1)	Associate of Infosys Nova Holdings LLC. During the year ended March 31, 2015, the group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of 94 crore. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company ,DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2016, Infosys Nova holds 16% of the equity interest in DWA Nova LLC.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post–employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post–employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post–employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post–employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post–employment benefit plan of Infosys BPO
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post–employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post–employment benefit plan of EdgeVerve
Infosys Limited Employees’ Welfare Trust	India	Controlled trust
Infosys Employee Welfare Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer Note 2.11 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2016	2015	2016	2015
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)(3)(4)	40	9	101	30
Commission and other benefits to non-executive/independent directors	2	2	10	9
Total	42	11	111	39

(1)	Includes stock compensation expense of 2 crore and 1 crore, and 7 crore and 2 crore for the three months and year ended March 31, 2016 and March 31, 2015, respectively to CEO in line with the compensation plan approved by the shareholders.
(2)	Includes payables to CFO who stepped down w.e.f October 12, 2015.
(3)

Includes payment of variable pay amounting to 14 crore for the year ended March 31, 2015 to CEO as decided by the Nomination and Remuneration committee in line with the compensation plan approved by the shareholders.

(4)

Includes provision for variable pay amounting to $4.33 million (approximately 29 crore) for the year ended March 31, 2016 to CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million (approximately28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly , the Board based on the recommendations of the Nominations committee approved on April 15, 2016, $4.33 million ( approximately 29 crore) as variable pay for the year ended March 31, 2016.

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective April 1, 2015, the Company reorganized its segments to support its objective of delivery innovation. Consequent to the internal reorganization, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals and businesses in India, Japan and China are run as standalone regional business units. Further, during the quarter ended March 31, 2016 the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight consequent to which, erstwhile manufacturing segment is now being reviewed as Hi-Tech, Manufacturing and others included in ECS. Additionally, Infosys Public services (IPS) is being reviewed seperately by the Chief Operating Decision Maker (CODM). Consequent to the internal reorganizations, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The CODM evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-TECH), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment. All other segments represents the operating segments of businesses in India, Japan and China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above changes in the composition of reportable business segments, the prior period comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Business segments

Three months ended March 31, 2016 and March 31, 2015

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	4,522	1,748	3,635	2,727	2,083	1,327	508	16,550
	3,628	1,522	2,926	2,219	1,720	1,056	340	13,411
Identifiable operating expenses	2,215	891	1,631	1,288	943	636	278	7,882
	1,682	807	1,343	990	821	523	193	6,359
Allocated expenses	1,058	431	896	672	514	327	125	4,023
	850	384	739	560	434	267	86	3,320
Segment profit	1,249	426	1,108	767	626	364	105	4,645
	1,096	331	844	669	465	266	61	3,732
Unallocable expenses								425
								283
Operating profit								4,220
								3,449
Other income, net								772
								881
Share in Associate's profit / (loss)								(1)
								(1)
Profit before income taxes								4,991
								4,329
Income tax expense								1,394
								1,232
Net profit								3,597
								3,097
Depreciation and amortization								419
								283
Non-cash expenses other than depreciation and amortization								6
								–

Year ended March 31, 2016 and March 31, 2015

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	17,024	6,948	13,547	10,226	8,090	4,891	1,715	62,441
	14,394	6,172	12,005	8,864	6,702	3,918	1,264	53,319
Identifiable operating expenses	8,199	3,684	6,196	4,878	3,841	2,391	1,035	30,224
	6,820	3,263	5,474	4,027	3,185	1,918	937	25,624
Allocated expenses	3,986	1,704	3,322	2,508	1,984	1,199	421	15,124
	3,312	1,503	2,923	2,159	1,634	955	308	12,794
Segment profit	4,839	1,560	4,029	2,840	2,265	1,301	259	17,093
	4,262	1,406	3,608	2,678	1,883	1,045	19	14,901
Unallocable expenses								1,473
								1,069
Operating profit								15,620
								13,832
Other income, net								3,125
								3,427
Share in Associate's profit / (loss)								(3)
								(1)
Profit before income taxes								18,742
								17,258
Income tax expense								5,251
								4,929
Net profit								13,491
								12,329
Depreciation and amortization								1,459
								1,069
Non-cash expenses other than depreciation and amortization								14
								–

2.19.2 Geographic segments

Three months ended March 31, 2016 and March 31, 2015

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	10,235	3,878	498	1,939	16,550
	8,426	3,104	332	1,549	13,411
Identifiable operating expenses	4,954	1,845	207	876	7,882
	3,946	1,548	146	719	6,359
Allocated expenses	2,521	952	103	447	4,023
	2,124	776	70	350	3,320
Segment profit	2,760	1,081	188	616	4,645
	2,356	780	116	480	3,732
Unallocable expenses					425
					283
Operating profit					4,220
					3,449
Other income, net					772
					881
Share in Associate's profit / (loss)					(1)
					(1)
Profit before income taxes					4,991
					4,329
Income tax expense					1,394
					1,232
Net profit					3,597
					3,097
Depreciation and amortization					419
					283
Non-cash expenses other than depreciation and amortization					6
					–

2.19.2 Geographic segments

Year ended March 31, 2016 and March 31, 2015

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	39,139	14,373	1,623	7,306	62,441
	32,794	12,829	1,284	6,412	53,319
Identifiable operating expenses	19,283	6,966	711	3,264	30,224
	15,650	6,287	704	2,983	25,624
Allocated expenses	9,591	3,510	338	1,685	15,124
	7,982	3,105	267	1,440	12,794
Segment profit	10,265	3,897	574	2,357	17,093
	9,162	3,437	313	1,989	14,901
Unallocable expenses					1,473
					1,069
Operating profit					15,620
					13,832
Other income, net					3,125
					3,427
Share in Associate's profit / (loss)					(3)
					(1)
Profit before income taxes					18,742
					17,258
Income tax expense					5,251
					4,929
Net profit					13,491
					12,329
Depreciation and amortization					1,459
					1,069
Non-cash expenses other than depreciation and amortization					14
					–

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and year ended March 31, 2016 and March 31, 2015.

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Auditor’s Report on Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Infosys Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

The Board of Directors of Infosys Limited

We have audited the quarterly consolidated financial results of Infosys Limited (‘the Company’) and subsidiaries (collectively referred to as ‘the Group’) for the quarter ended March 31, 2016 and the consolidated year to date financial results for the period from April 1, 2015 to March 31, 2016, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. These quarterly consolidated financial results and consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in the International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by International Accounting Standards Board.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly and year to date consolidated financial results:

(i)	include the quarterly and year to date financial results of the following entities:
	(a)	Infosys Limited;
	(b)	Infosys BPO Limited;
	(c)	Infosys (Czech Republic) Limited s.r.o;
	(d)	Infosys Technologia Do Brasil LTDA;
	(e)	Infosys Technologies (Australia) Pty Limited;
	(f)	Infosys Technologies (China) Co. Limited;
	(g)	Infosys McCamish Systems, LLC;
	(h)	Infosys Public Services, Inc.;
	(i)	Infosys Technologies S. de R.L.de C.V;
	(j)	Infosys Technologies (Sweden) AB;
	(k)	Infosys Poland Sp z.o.o.;
	(l)	Infosys Technologies (Shanghai) Company Limited;
	(m)	Infosys Americas Inc.;
	(n)	Portland Group Pty Ltd;
	(o)	Edgeverve Systems Limited;
	(p)	Infosys Conulting Holding AG;
	(q)	Lodestone Management Consultants Inc.;
	(r)	Lodestone Management Consulting Pty Limited;
	(s)	Infosys Consulting AG;
	(t)	Lodestone Augmentis AG;
	(u)	Lodestone GmbH;
	(v)	Lodestone Management Consultants (Belgium) S.A.;
	(w)	Infosys Consulting GmbH ;
	(x)	Infy Consulting Company Ltd.;
	(y)	Infosys Consulting B.V.;
	(z)	Infosys Consulting Ltda.;
	(aa)	Infosys Consulting Sp. z.o.o.;
	(ab)	Lodestone Management Consultants Portugal, Unipessoal, Lda.;
	(ac)	S.C. Infosys Consulting S.R.L.;
	(ad)	Infosys Consulting Pte Ltd.;
	(ae)	Infosys Consulting SAS;
	(af)	Infosys Consulting s.r.o.;
	(ag)	Lodestone Management Consultants Co., Ltd. (China);
	(ah)	Lodestone Management Consultants GmbH (Austria);
	(ai)	Infosys Consulting S. R. L.;
	(aj)	Infosys BPO, S de R.L. de C.V.;
	(ak)	Infosys Limited Employees’ Welfare Trust;
	(al)	Infosys Science Foundation;
	(am)	Panaya Inc.;
	(an)	Panaya Ltd.;
	(ao)	Panaya Gmbh;
	(ap)	Panaya Pty Ltd.
	(aq)	Panaya Japan Co. Ltd.;
	(ar)	Infosys Nova Holdings LLC.;
	(as)	DWA Nova LLC.;
	(at)	Kallidus Inc.;
	(au)	Skava Systems Private Limited
	(av)	Noah Consulting LLC
	(aw)	Noah Information Management Consulting, Inc.; and
	(ax)	Infosys Employee Welfare Trust
(ii)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and
(iii)	give a true and fair view of the consolidated net profit and other financial information for the quarter ended March 31, 2016 as well as the consolidated year to date results for the period from April 1, 2015 to March 31, 2016.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W/ W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bangalore
April 15, 2016

Independent Auditors’ Report

To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited (“the Company”) and subsidiaries (collectively referred to as ‘the Group’), which comprise the consolidated balance sheet as at March 31, 2016, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group in accordance with the International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Group has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with IFRS:

(a)	in the case of the consolidated balance sheet, of the financial position of the Group as at March 31, 2016;
(b)	in the case of the consolidated statement of comprehensive income, of the financial performance for year ended on that date;
(c)	in the case of the consolidated statement of changes in equity, of the changes in equity for the year ended on that date; and
(d)	in the case of the consolidated statement of cash flows, of the cash flows for the year ended on that date.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration Number: 101248W/W - 100022

Supreet Sachdev

Partner

Membership Number: 205385

Bangalore

April 15, 2016

Infosys Limited and subsidiaries

(In crore except equity share data)

Consolidated Balance Sheets as of	Note	March 31, 2016	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	2.1	32,697	30,367
Available-for-sale financial assets	2.2	75	874
Trade receivables		11,330	9,713
Unbilled revenue		3,029	2,845
Prepayments and other current assets	2.4	4,448	3,296
Derivative financial instruments	2.7	116	101
Total current assets		51,695	47,196
Non-current assets
Property, plant and equipment	2.5	10,530	9,125
Goodwill	2.6	3,764	3,091
Intangible assets	2.6	985	638
Investment in associate	2.18	103	93
Available-for-sale financial assets	2.2	1,811	1,345
Deferred income tax assets	2.16	536	537
Income tax assets	2.16	5,230	4,089
Other non-current assets	2.4	735	238
Total non-current assets		23,694	19,156
Total assets		75,389	66,352
LIABILITIES AND EQUITY
Current liabilities
Trade payables		386	140
Derivative financial instruments	2.7	5	3
Current income tax liabilities	2.16	3,410	2,818
Client deposits		28	27
Unearned revenue		1,332	1,052
Employee benefit obligations		1,341	1,069
Provisions	2.8	512	478
Other current liabilities	2.9	6,225	5,796
Total current liabilities		13,239	11,383
Non-current liabilities
Deferred income tax liabilities	2.16	256	160
Other non-current liabilities	2.9	115	46
Total liabilities		13,610	11,589
Equity
Share capital- 5 par value 240,00,00,000 (120,00,00,000) equity shares authorized, issued and outstanding 228,56,21,088 (114,28,05,132) net of 1,13,23,576 (56,67,200) treasury shares as of March 31, 2016 (March 31, 2015), respectively		1,144	572
Share premium		2,241	2,806
Retained earnings		57,655	50,978
Cash flow hedge reserve		–	–
Other reserves		–	–
Other components of equity		739	407
Total equity attributable to equity holders of the Company		61,779	54,763
Non-controlling interests		–	–
Total equity		61,779	54,763
Total liabilities and equity		75,389	66,352

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Consolidated Statements of Comprehensive Income	Note	Year ended March 31,
		2016	2015
Revenues		62,441	53,319
Cost of sales	2.10	39,098	32,883
Gross profit		23,343	20,436
Operating expenses:
Selling and marketing expenses	2.10	3,431	2,941
Administrative expenses	2.10	4,292	3,663
Total operating expenses		7,723	6,604
Operating profit		15,620	13,832
Other income, net	2.13	3,125	3,427
Share in associate's profit / (loss)		(3)	(1)
Profit before income taxes		18,742	17,258
Income tax expense	2.16	5,251	4,929
Net profit		13,491	12,329
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit liability/asset	2.11 & 2.16	(12)	(47)
		(12)	(47)
Items that may be reclassified subsequently to profit or loss
Fair value changes on available-for-sale financial asset	2.2 & 2.16	41	79
Exchange differences on translation of foreign operations		303	(195)
Fair value changes on cash flow hedges		–	–
		344	(116)
Total other comprehensive income, net of tax		332	(163)
Total comprehensive income		13,823	12,166
Profit attributable to:
Owners of the company		13,491	12,329
Non-controlling interests		–	–
		13,491	12,329
Total comprehensive income attributable to:
Owners of the company		13,823	12,166
Non-controlling interests		–	–
		13,823	12,166
Earnings per equity share
Basic ()		59.03	53.94
Diluted ()		59.02	53.94
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		228,56,16,160	228,56,10,264
Diluted		228,57,18,894	228,56,42,940

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(In crore except equity share data)

	Shares(*)	Share capital	Share premium	Retained earnings	Other reserves	Other components of equity	Cash Flow Hedge Reserve	Total equity attributable to equity holders of the Company
Balance as of April 1, 2014	57,14,02,566	286	3,090	43,584	–	570	–	47,530
Changes in equity for the year ended March 31, 2015
Increase in share capital on account of bonus issue# (refer to note 2.12)	57,14,02,566	286	–	–	–	–	–	286
Amounts utilized for bonus issue (refer note 2.12)#	–	–	(286)	–	–	–	–	(286)
Employee stock compensation expense (refer to note 2.15)	–	–	2	–	–	–	–	2
Remeasurement of the net defined benefit liability/asset, net of tax effect ( refer note 2.11 and 2.16)	–	–	–	–	–	(47)	–	(47)
Dividends (including corporate dividend tax)	–	–	–	(4,935)	–	–	–	(4,935)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2 and 2.16)	–	–	–	–	–	79	–	79
Net profit	–	–	–	12,329	–	–	–	12,329
Exchange differences on translation of foreign operations	–	–	–	–	–	(195)	–	(195)
Balance as of March 31, 2015	114,28,05,132	572	2,806	50,978	–	407	–	54,763
Changes in equity for the year ended March 31, 2016
Increase in share capital on account of bonus issue# (refer to note 2.12)	114,28,05,132	572	–	–	–	–	–	572
Amounts utilized for bonus issue (refer note 2.12)#	–	–	(572)	–	–	–	–	(572)
Shares issued on exercise of employee stock options (Refer note 2.15)	10,824	–	–	–	–	–	–	–
Transferred to other reserves (refer note 2.12)	–	–	–	(591)	591	–	–	–
Transferred from other reserves (refer note 2.12)	–	–	–	591	(591)	–	–	–
Employee stock compensation expense (refer to note 2.15)	–	–	7	–	–	–	–	7
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.11 and 2.16)	–	–	–	–	–	(12)	–	(12)
Dividends (including corporate dividend tax)	–	–	–	(6,814)	–	–	–	(6,814)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2 and 2.16)	–	–	–	–	–	41	–	41
Fair value changes on derivatives designated as cash flow hedge	–	–	–	–	–	–	–	–
Net profit	–	–	–	13,491	–	–	–	13,491
Exchange differences on translation of foreign operations	–	–	–	–	–	303	–	303
Balance as of March 31, 2016	228,56,21,088	1,144	2,241	57,655	–	739	–	61,779

The accompanying notes form an integral part of the consolidated financial statements.

#	net of treasury shares
*	excludes treasury shares of 1,13,23,576 as of March 31, 2016, 56,67,200 as of March 31, 2015 and 28,33,600 as of April 1, 2014, held by consolidated trust.

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore)

Consolidated Statements of Cash Flows	Note	Year ended March 31,
		2016	2015
Operating activities:
Net profit		13,491	12,329
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	1,459	1,069
Income tax expense	2.16	5,251	4,929
Income on available-for-sale financial assets and certificates of deposits		(176)	(292)
Effect of exchange rate changes on assets and liabilities		71	97
Deferred purchase price		149	252
Provision for doubtful account receivables		(52)	171
Other adjustments		169	79
Changes in working capital
Trade receivables		(1,479)	(1,475)
Prepayments and other assets		(1,442)	(495)
Unbilled revenue		(175)	(34)
Trade payables		242	(17)
Client deposits		1	(13)
Unearned revenue		280	272
Other liabilities and provisions		319	631
Cash generated from operations		18,108	17,503
Income taxes paid	2.16	(5,865)	(6,751)
Net cash provided by operating activities		12,243	10,752
Investing activities:
Expenditure on property, plant and equipment including intangible assets net of sale proceeds, including changes in retention money and capital creditors	2.5 and 2.9	(2,723)	(2,247)
Loans to employees		(75)	(8)
Deposits placed with corporation		(142)	(135)
Income on available-for-sale financial assets and certificates of deposit		168	327
Investment in associate		–	(94)
Payment for acquisition of business, net of cash acquired	2.3	(747)	(1,282)
Investment in preference securities		(82)	–
Investment in other available-for-sale financial assets		(22)	–
Investment in quoted debt securities		(302)	(1)
Redemption of certificates of deposit		–	830
Investment in liquid mutual fund units		(24,171)	(23,892)
Redemption of liquid mutual fund units		24,947	25,096
Investment in fixed maturity plan securities		–	(30)
Redemption of fixed maturity plan securities		33	157
Net cash used in investing activities		(3,116)	(1,279)
Financing activities:
Payment of dividends (including corporate dividend tax)		(6,813)	(4,935)
Net cash used in financing activities		(6,813)	(4,935)
Effect of exchange rate changes on cash and cash equivalents		16	(121)
Net decrease in cash and cash equivalents		2,314	4,538
Cash and cash equivalents at the beginning	2.1	30,367	25,950
Cash and cash equivalents at the end	2.1	32,697	30,367
Supplementary information:
Restricted cash balance	2.1	492	364

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1	Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's consolidated financial statements are authorized for issue by the company's Board of Directors on April 15, 2016.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries as disclosed in Note 2.18. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.16.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

"Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments."

1.6 Revenue recognition

The company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.5)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments, share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments. Loans and receivables are reclassified to available-for-sale financial assets when the financial asset becomes quoted in an active market.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Americas, Infosys Nova, Panaya, Kallidus and Noah are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.18.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

"IFRS 9 Financial instruments: In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group has elected to early adopt the standard effective April 1, 2016 and the impact on the consolidated financial statements is not material.

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

The Group is evaluating the effect of IFRS 15 on the consolidated financial statements including the transition method to be adopted and the related disclosures. The group continues to evaluate the effect of the standard on ongoing financial reporting.

IFRS 16 Leases : On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

2. Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Cash and bank deposits	27,420	26,195
Deposits with financial institution	5,277	4,172
	32,697	30,367

Cash and cash equivalents as of March 31, 2016 and March 31, 2015 include restricted cash and bank balances of 492 crore and 364 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Current Accounts
ANZ Bank, Taiwan	13	4
Axis Bank account, India	1	–
Axis Bank - Unpaid Dividend Account	2	–
Banamex Bank, Mexico	5	10
Banamex Bank, Mexico (U.S. Dollar account)	3	1
Bank of America, Mexico	21	26
Bank of America, USA	681	716
Bank Zachodni WBK S.A, Poland	3	4
Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	1
Barclays Bank, UK	19	10
Bank Leumi, Israel (US Dollar account)	17	7
Bank Leumi, Israel	10	15
Bank Leumi, Israel (Euro account)	–	3
China Merchants Bank, China	8	4
Citibank N.A, China	65	20
Citibank N.A., China (U.S. Dollar account)	72	24
Citibank N.A., Costa Rica	2	5
Citibank N.A., Czech Republic	–	6
Citibank N.A., Australia	72	25
Citibank N.A., Brazil	5	27
Citibank N.A., Dubai	1	1
Citibank N.A., India	1	7
Citibank N.A., Japan	15	20
Citibank N.A., New Zealand	6	6
Citibank N.A., Portugal	2	–
Citibank N.A., Singapore	3	2
Citibank N.A., South Africa	5	3
CitiBank N.A., South Africa (Euro account)	1	–
Citibank N.A., Philippines, (U.S. Dollar account)	1	1
CitiBank N.A., USA	60	–
CitiBank N.A., EEFC (U.S. Dollar account)	–	2
Commerzbank, Germany	19	19
Crédit Industriel et Commercial Bank, France	4	1
Deutsche Bank, India	8	5
Deutsche Bank, Philippines	13	3
Deutsche Bank, Philippines (U.S. Dollar account)	1	3
Deutsche Bank, Poland	5	19
Deutsche Bank, Poland (Euro account)	–	1
Deutsche Bank, EEFC (Australian Dollar account)	2	–
Deutsche Bank, EEFC (Euro account)	32	3
Deutsche Bank, EEFC (Swiss Franc account)	5	5
Deutsche Bank, EEFC (U.S. Dollar account)	96	8
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	9	5
Deutsche Bank, Belgium	59	13
Deutsche Bank, Malaysia	9	–
Deutsche Bank, Czech Republic	14	6
Deutsche Bank, Czech Republic (Euro account)	1	2
Deutsche Bank, Czech Republic (U.S. Dollar account)	28	20
Deutsche Bank, France	10	2
Deutsche Bank, Germany	17	8
Deutsche Bank, Netherlands	6	2
Deutsche Bank, Russia	2	–
Deutsche Bank, Russia (U.S. Dollar account)	1	–
Deutsche Bank, Singapore	4	5
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	1	–
Deutsche Bank, United Kingdom	170	25
HDFC Bank-Unpaid dividend account	1	1
HSBC Bank, Brazil	5	3
HSBC Bank, Hong Kong	1	44
ICICI Bank, India	72	30
ICICI Bank, EEFC (U.S. Dollar account)	10	14
ICICI Bank-Unpaid dividend account	2	2
ING Bank, Belgium	3	–
Nordbanken, Sweden	15	3
Punjab National Bank, India	4	7
Raiffeisen Bank, Czech Republic	5	–
Raiffeisen Bank, Romania	4	–
Royal Bank of Scotland, China	–	45
Royal Bank of Scotland, China (U.S. Dollar account)	–	47
Royal Bank of Canada, Canada	78	16
Santander Bank, Argentina	–	2
Santander Bank, Spain	–	1
State Bank of India, India	8	2
Silicon Valley Bank, USA	5	66
Silicon Valley Bank, (Euro account)	65	16
Silicon Valley Bank, (United Kingdom Pound Sterling account)	19	5
Union Bank of Switzerland AG	15	12
Union Bank of Switzerland AG, (Euro account)	12	4
Union Bank of Switzerland AG, (Australian Dollar account)	2	–
Union Bank of Switzerland AG, (U.S. Dollar account)	28	2
Union Bank of Switzerland AG, (United Kingdom Pound Sterling account)	4	1
Wells Fargo Bank N.A., USA	23	38
Westpac, Australia	6	6
	1,999	1,473
Deposit Accounts
Allahabad Bank	–	200
Andhra Bank	948	171
Axis Bank	1,340	1,495
Bank of Baroda	–	2,394
Bank of India	77	2,691
Canara Bank	2,247	3,134
Central Bank of India	1,538	1,383
Citibank	128	–
Corporation Bank	1,285	1,277
Deutsche Bank, Poland	237	121
Development Bank of Singapore	–	35
HDFC Bank Ltd.	2,650	2,097
ICICI Bank	4,199	3,166
IDBI Bank	1,900	856
Indian Overseas Bank	1,250	651
Indusind Bank	250	75
ING Vysya Bank	–	100
Jammu & Kashmir Bank	25	–
Kotak Mahindra Bank Limited	537	5
National Australia Bank Limited	1	87
Oriental Bank of Commerce	1,967	1,580
Punjab National Bank	18	592
South Indian Bank	23	27
State Bank of India	2,367	57
Syndicate Bank	1,266	407
Union Bank of India	140	1,051
Vijaya Bank	304	466
Yes Bank	724	604
	25,421	24,722
Deposits with financial institution
HDFC Limited	5,277	4,172
	5,277	4,172
Total	32,697	30,367

2.2 Available-for-sale financial assets

Primarily investments in mutual fund units, quoted debt securities, unquoted equity and preference securities are classified as available-for-sale financial assets.

Cost and fair value of the above investments are as follows:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Current
Mutual fund units:
Liquid mutual funds
Cost and fair value	68	842
Fixed maturity plan securities
Cost	–	30
Gross unrealized holding gain / (loss)	–	2
Fair value	–	32
Quoted debt securities:
Cost	7	–
Gross unrealized holding gain/ (loss)	–	–
Fair value	7	–
	75	874
Non-current
Quoted debt securities:
Cost	1,657	1,352
Gross unrealized holding gain/ (loss)	39	(8)
Fair value	1,696	1,344
Unquoted equity and preference securities:
Cost	93	1
Gross unrealized holding gain/ (loss)	–	–
Fair value	93	1
Others:
Cost	22	–
Gross unrealized holding gain/(loss)	–	–
Fair value	22	–
	1,811	1,345
Total available-for-sale financial assets	1,886	2,219

Mutual fund units:

Liquid mutual funds

The fair value of liquid mutual funds as of March 31, 2016 and March 31, 2015 is 68 crore and 842 crore, respectively. The fair value is based on quoted price.

Fixed maturity plan securities:

During the year ended March 31, 2016, the company redeemed fixed maturity plans securities of 30 crore. On redemption, the net unrealized gain of 1 crore, net of taxes of 1 crore, pertaining to these securities has been reclassified from other comprehensive income to profit or loss.

The fair value of fixed maturity plan securities as of March 31, 2015 is 32 crore. The fair value is based on quotes reflected in actual transactions in similar instruments as available on March 31, 2015. The net unrealized gain of less than 1 crore, net of taxes of 1 crore, has been recognized in other comprehensive income for the year ended March 31, 2015. (Refer to note 2.16).

During the year ended March 31 2015, the company redeemed fixed maturity plans securities of 113 crore. On redemption, the unrealised gain of 9 crore, net of taxes of 4 crore, pertaining to these securities has been reclassified from other comprehensive income to profit or loss during the year ended March 31, 2015.

Quoted debt securities:

The fair value of quoted debt securities as of March 31, 2016 and March 31, 2015 is 1,703 crore and 1,344 crore, respectively. The net unrealized gain of 42 crore, net of taxes of 5 crore, has been recognized in the other comprehensive income for the year ended March 31, 2016. The net unrealized gain of 87 crore, net of taxes of 11 crore, has been recognized in the other comprehensive income for the year ended March 31, 2015 (Refer to note 2.16). The fair value is based on quoted prices and market observable inputs.

2.3 Business combinations

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately 216 crore), contingent consideration of upto $5 million (approximately 33 crore on acquisition date) and an additional consideration of upto $32 million (approximately 212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary.

This acquisition combines Noah’s industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	39	–	39
Intangible assets – technical know-how	–	27	27
Intangible assets – trade name	–	27	27
Intangible assets - customer contracts and relationships	–	119	119
	39	173	212
Goodwill			30
Total purchase price			242

*	Includes cash and cash equivalents acquired of 18 crore

Goodwill of 4 crore is tax deductible. The remaining goodwill is tax deductible over the tax life on payment of contingent consideration.

The gross amount of trade receivables acquired and its fair value is 29 crore and the amounts have been largely collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash paid	216
Fair value of contingent consideration	26
Total purchase price	242

"The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Noah on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 32% and the probabilities of achievement of the financial targets. During the three months ended March 31, 2016, based on an assessment of Noah achieving the targets for the year ending December 31, 2015 and December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income

The retention bonus is treated as a post-acquisition employee remuneration expense as per IFRS 3R. For the period from the closing of the acquisition to March 31, 2016, a post-acquisition employee remuneration expense of 52 crore, has been recorded in the statement of comprehensive income.

The transaction costs of 11 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively.

The consideration was settled through issue of 85,00,00,000 equity shares amounting to 850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to 2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of up to $20 million (approximately 128 crore on acquisition date).

Infosys expects to help its clients bring new digital experiences to their customers through IP-led technology offerings, new automation tools and skill and expertise in these new emerging areas. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	35	–	35
Intangible assets – technology	–	130	130
Intangible assets – trade name	–	14	14
Intangible assets - customer contracts and relationships	–	175	175
Deferred tax liabilities on intangible assets	–	(128)	(128)
	35	191	226
Goodwill			452
Total purchase price			678

*	Includes cash and cash equivalents acquired of 29 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 57 crore and the amounts has been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash paid	578
Fair value of contingent consideration	100
Total purchase price	678

The undiscounted value of contingent consideration as of March 31, 2016 is 132 crore. The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

The transaction costs of 12 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

Panaya

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 1,398 crore.

Panaya’s CloudQuality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. This will help free Infosys from many repetitive tasks allowing it to focus on important, strategic challenges faced by clients. Panaya’s proven technology would help to simplify the costs and complexities faced by businesses in managing their enterprise application landscapes. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	9	–	9
Net current assets *	38	–	38
Intangible assets – technology	–	243	243
Intangible assets – trade name	–	21	21
Intangible assets - customer contracts and relationships	–	82	82
Intangible assets – non compete agreements	–	26	26
Deferred tax liabilities on intangible assets	–	(99)	-99
	47	273	320
Goodwill			1,078
Total purchase price			1,398

*	Includes cash and cash equivalents acquired of 116 crore.

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 58 crore and the amounts have been largely collected.

The fair value of total cash consideration as at the acquisition date was 1,398 crore.

The transaction costs of 22 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2015.

EdgeVerve Systems Limited

EdgeVerve was created as a wholly owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company had undertaken an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of 421 crore with effect from July 1, 2014 which was settled through the issue of fully paid up equity shares. The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Infosys Consulting Holding AG (formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of 1,187 crore and an additional consideration of upto 608 crore, which the company refers to as deferred purchase price, estimated on the date of acquisition, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition.

This transaction is treated as post acquisition employee remuneration expense as per IFRS 3R. During the three months ended December 31, 2015, the liability towards post-acquisition employee remuneration expense was settled. For the year ended March 31, 2016 and March 31, 2015, a post-acquisition employee remuneration expense of 149 crore and 252 crore respectively, is recorded in cost of sales in the statement of comprehensive income.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Current
Rental deposits	13	24
Security deposits	7	4
Loans and advances to employees	303	222
Prepaid expenses(1)	201	98
Interest accrued and not due	704	396
Withholding taxes(1)	1,799	1,364
Advance payments to vendors for supply of goods(1)	110	79
Deposit with corporations	1,238	1,100
Deferred contract cost(1)	48	–
Other assets	25	9
	4,448	3,296
Non-current
Loans and advances to employees	25	31
Deposit with corporations	62	58
Rental deposits	146	47
Security deposits	78	68
Deferred contract cost(1)	333	–
Prepaid expenses(1)	87	7
Prepaid gratuity(1)	4	27
	735	238
	5,183	3,534
Financial assets in prepayments and other assets	2,601	1,959

(1)	Non financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits relate principally to leased telephone lines and electricity supplies.

Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	1,562	5,881	2,104	3,347	1,179	34	14,107
Acquisition through Business Combination (Refer note 2.3)	–	–	1	2	1	–	4
Additions	58	444	499	1,103	265	6	2,375
Deletions	–	–	(8)	(396)	(7)	(12)	(423)
Translation difference	–	–	2	16	6	1	25
Gross carrying value as of March 31, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Accumulated depreciation as of April 1, 2015	(16)	(1,982)	(1,293)	(2,287)	(825)	(19)	(6,422)
Accumulated Depreciation on acquired assets (Refer note 2.3)	–	–	(1)	(1)	–	–	(2)
Depreciation	(6)	(219)	(320)	(553)	(161)	(5)	(1,264)
Accumulated depreciation on deletions	–	–	7	237	4	7	255
Translation difference	–	–	(1)	(13)	(4)	–	(18)
Accumulated depreciation as of March 31, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Capital work-in progress as of March 31, 2016							1,893
Carrying value as of March 31, 2016	1,598	4,124	990	1,455	458	12	10,530
Capital work-in progress as of April 1, 2015							1,440
Carrying value as of April 1, 2015	1,546	3,899	811	1,060	354	15	9,125

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2015

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2014	1,140	5,026	1,702	2,659	1,017	36	11,580
Acquisitions through business combination (Refer note 2.3)	–	–	–	13	9	–	22
Additions	422	855	421	765	182	6	2,651
Deletions	–	–	(17)	(82)	(20)	(6)	(125)
Translation difference	–	–	(2)	(8)	(9)	(2)	(21)
Gross carrying value as of March 31, 2015	1,562	5,881	2,104	3,347	1,179	34	14,107
Accumulated depreciation as of April 1, 2014	–	(1,794)	(1,048)	(1,965)	(700)	(18)	(5,525)
Accumulated Depreciation on acquired assets (Refer note 2.3)	–	–	–	(9)	(4)	–	(13)
Depreciation	(16)	(188)	(262)	(387)	(144)	(6)	(1,003)
Accumulated depreciation on deletions	–	–	15	70	18	4	107
Translation difference	–	–	2	4	5	1	12
Accumulated depreciation as of March 31, 2015	(16)	(1,982)	(1,293)	(2,287)	(825)	(19)	(6,422)
Capital work-in progress as of March 31, 2015							1,440
Carrying value as of March 31, 2015	1,546	3,899	811	1,060	354	15	9,125
Capital work-in progress as of April 1, 2014							1,832
Carrying value as of April 1, 2014	1,140	3,232	654	694	317	18	7,887

During the three months ended June 30, 2014, the management based on internal and external technical evaluation had changed the useful life of certain assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from previous estimate.

The depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 628 crore and 617 crore as of March 31, 2016 and March 31, 2015, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period. The contractual commitments for capital expenditure were 1,486 crore and 1,574 crore, as of March 31, 2016 and March 31, 2015, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Carrying value at the beginning	3,091	2,157
Goodwill on Panaya acquisition	–	1,078
Goodwill on Kallidus d.b.a Skava acquisition (Refer note 2.3)	452	–
Goodwill on Noah acquisition (Refer note 2.3)	30	–
Translation differences	191	(144)
Carrying value at the end	3,764	3,091

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

During the year ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to these internal reorganizations there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.19). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2016.

(In crore)

Segment	As of
March 31, 2016
Financial services	851
Manufacturing	423
Retail, Consumer packaged goods and Logistics	573
Life Sciences, Healthcare and Insurance	656
Energy & Utilities, Communication and Services	789
3,292
Operating segments without significant goodwill	472
Total	3,764

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava has been allocated to the groups of CGU’s which are represented by the entity’s operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGU's which is represented by the Energy & Utilities, Communication and Services segment.

The following table gives the break-up of allocation of goodwill to operating segments as at March 31, 2015:

(In crore)

Segment	As of
March 31, 2015
Financial services	663
Insurance	367
Manufacturing	656
Energy, Communication and services	318
Resources & utilities	141
Retail, Consumer packaged goods and logistics	473
Life Sciences and Healthcare	193
Growth Markets	280
Total	3,091

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections for a CGU / groups of CGU's over a period of five years. An average of the range of each assumption used is mentioned below. As of March 31, 2016, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

(in %)

	March 31, 2016	March 31, 2015
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	14.2	13.9

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2016:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Marketing Related	Others	Total
Gross carrying value as of April 1, 2015	448	261	21	11	71	49	34	895
Addition through business combination (Refer note 2.3)	294	130	–	–	–	41	27	492
Additions	–	2	–	–	–	–	–	2
Deletion	–	–	–	(10)	–	–	–	(10)
Translation differences	33	21	–	–	1	3	2	60
Gross carrying value as of March 31, 2016	775	414	21	1	72	93	63	1,439
Accumulated amortization as of April 1, 2015	(162)	(21)	(21)	(11)	(5)	(28)	(9)	(257)
Amortization expense	(132)	(40)	–	–	(1)	(9)	(13)	(195)
Deletion	–	–	–	10	–	–	–	10
Translation differences	(9)	(1)	–	–	–	(1)	(1)	(12)
Accumulated amortization as of March 31, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Carrying value as of April 1, 2015	286	240	–	–	66	21	25	638
Carrying value as of March 31, 2016	472	352	–	–	66	55	40	985
Estimated Useful Life (in years)	3-10	8-10	–	–	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-7	7-9	–	–	45	2-9	2-5

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2015:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Marketing Related	Others	Total
Gross carrying value as of April 1, 2014	381	35	21	11	68	28	9	553
Additions through business combination (Refer note 2.3)	82	243	–	–	–	22	26	373
Deletion	–	(17)	–	–	–	–	–	(17)
Translation differences	(15)	–	–	–	3	(1)	(1)	(14)
Gross carrying value as of March 31, 2015	448	261	21	11	71	49	34	895
Accumulated amortization as of April 1, 2014	(125)	(26)	(19)	(11)	(3)	(20)	(7)	(211)
Additions through business combination (Refer note 2.3)	–	–	–	–	–	(1)	–	(1)
Amortization expense	(41)	(12)	(2)	–	(1)	(8)	(2)	(66)
Deletion	–	17	–	–	–	–	–	17
Translation differences	4	–	–	–	(1)	1	–	4
Accumulated amortization as of March 31, 2015	(162)	(21)	(21)	(11)	(5)	(28)	(9)	(257)
Carrying value as of April 1, 2014	256	9	2	–	65	8	2	342
Carrying value as of March 31, 2015	286	240	–	–	66	21	25	638
Estimated Useful Life (in years)	3-10	10	3	–	50	2-10	3
Estimated Remaining Useful Life (in years)	2-8	10	–	–	46	10	3

The amortization expense is included in cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the year ended March 31, 2016 and March 31, 2015 was 712 crore and 673 crore, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

(In crore)

	Loans and receivables	Financial assets/ liabilities at fair value through profit and loss	Derivatives- Hedging instruments	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	32,697	–	–	–	–	32,697
Available-for-sale financial assets (Refer Note 2.2)	–	–	–	1,886	–	1,886
Trade receivables	11,330	–	–	–	–	11,330
Unbilled revenue	3,029	–	–	–	–	3,029
Prepayments and other assets (Refer Note 2.4)	2,601	–	–	–	–	2,601
Derivative financial instruments	–	116	–	–	–	116
Total	49,657	116	–	1,886	–	51,659
Liabilities:
Trade payables	–	–	–	–	386	386
Derivative financial instruments	–	5	–	–	–	5
Client deposits	–	–	–	–	28	28
Employee benefit obligations	–	–	–	–	1,341	1,341
Other liabilities including contingent consideration (Refer Note 2.9)	–	117	–	–	4,880	4,997
Total	–	122	–	–	6,635	6,757

The carrying value and fair value of financial instruments by categories as of March 31, 2015 were as follows

(In crore)

	Loans and receivables	Financial assets/ liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	30,367	–	–	–	30,367
Available-for-sale financial assets (Refer Note 2.2)	–	–	2,219	–	2,219
Trade receivables	9,713	–	–	–	9,713
Unbilled revenue	2,845	–	–	–	2,845
Prepayments and other assets (Refer Note 2.4)	1,959	–	–	–	1,959
Derivative financial instruments	–	101	–	–	101
Total	44,884	101	2,219	–	47,204
Liabilities:
Trade payables	–	–	–	140	140
Derivative financial instruments	–	3	–	–	3
Client deposits	–	–	–	27	27
Employee benefit obligations	–	–	–	1,069	1,069
Other liabilities (Refer Note 2.9)	–	–	–	4,891	4,891
Total	–	3	–	6,127	6,130

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

(In crore)

	As of March 31, 2016	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	68	68	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	1,703	376	1,327	–
Available- for- sale financial asset- Investments in equity and preference securities (Refer Note 2.2)	93	–	–	93
Available- for- sale financial asset- others (Refer Note 2.2)	22	–	–	22
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	116	–	116	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	5	–	5	–
Liability towards contingent consideration (Refer note 2.9)*	117	–	–	117

During the year ended March 31, 2016, quoted debt securities of 313 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

* Discounted $20 million (approximately 132 crore) at 13.7%

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2015:

(In crore)

	As of March 31, 2015	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	842	842	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer Note 2.2)	32	–	32	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	1,344	608	736	–
Available- for- sale financial asset- Investments in equity securities (Refer Note 2.2)	1	–	–	1
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	101	–	101	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	3	–	3	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(In crore)

	Year ended March 31,
	2016	2015
Interest income on deposits and certificates of deposit (Refer Note 2.13)	2,523	2,631
Income from available-for-sale financial assets (Refer Note 2.13)	176	261
	2,699	2,892

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace

The following table gives details in respect of outstanding foreign exchange forward and option contracts

	As of		As of
	March 31, 2016		March 31, 2015
	In million	In crore	In million	In crore
Forward contracts
In U.S. dollars	510	3,379	716	4,475
In Euro	100	750	67	447
In United Kingdom Pound Sterling	65	623	73	671
In Australian dollars	55	281	98	466
In Canadian dollars	–	–	12	59
In Singapore dollars	–	–	25	114
In Swiss Franc	25	173	–	–
Option Contracts
In U.S. dollars	125	828	–	–
Total forwards and options		6,034		6,232

The Group recognized a net gain of 29 crore on derivative financial instruments during the year ended March 31, 2016 as against a net gain on derivative financial instruments of 514 crore during the year ended March 31, 2015, which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Not later than one month	1,577	1,484
Later than one month and not later than three months	3,420	3,781
Later than three months and not later than one year	1,037	967
	6,034	6,232

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Aggregate amount of outstanding forward and option contracts	6,034	6,232
Gain on outstanding forward and option contracts	116	101
Loss on outstanding forward and option contracts	5	3

The following table analyzes foreign currency risk from financial instruments as of March 31, 2016

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,124	167	202	171	601	2,265
Trade receivables	7,558	1,280	721	598	696	10,853
Unbilled revenue	1,871	368	190	114	253	2,796
Other assets	96	37	26	10	84	253
Trade payables	(126)	(75)	(73)	(4)	(76)	(354)
Client deposits	(20)	(2)	–	–	(6)	(28)
Accrued expenses	(788)	(152)	(116)	(35)	(219)	(1,310)
Employee benefit obligations	(573)	(80)	(49)	(166)	(125)	(993)
Other liabilities	(1,049)	(135)	(32)	(42)	(208)	(1,466)
Net assets / (liabilities)	8,093	1,408	869	646	1,000	12,016

The following table analyzes foreign currency risk from financial instruments as of March 31, 2015:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	994	59	41	119	413	1,626
Trade receivables	6,719	1,040	540	469	600	9,368
Unbilled revenue	1,714	330	126	100	250	2,520
Other assets	81	28	19	9	61	198
Trade payables	(59)	(14)	–	(2)	(56)	(131)
Client deposits	(20)	–	(1)	–	(6)	(27)
Accrued expenses	(749)	(143)	(78)	(25)	(165)	(1,160)
Employee benefit obligations	(436)	(59)	(37)	(130)	(105)	(767)
Other liabilities	(761)	(116)	(23)	(22)	(637)	(1,559)
Net assets / (liabilities)	7,483	1,125	587	518	355	10,068

For the year ended March 31, 2016 and March 31, 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.50% and 0.52%, respectively

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 11,330 crore and 9,713 crore as of March 31, 2016 and March 31, 2015, respectively and unbilled revenue amounting to 3,029 crore and 2,845 crore as of March 31, 2016 and March 31, 2015, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

 (In %)

	Year ended March 31,
	2016	2015
Revenue from top customer	3.6	3.3
Revenue from top five customers	13.8	13.5

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposit are neither past due nor impaired. Cash and cash equivalents include deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include primarily investment in liquid mutual fund units, quoted debt securities and unquoted equity and preference securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables 8,335 crore and 7,336 crore as of March 31, 2016 and March 31, 2015, respectively, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of 15 crore and 23 crore as of March 31, 2016 and March 31, 2015, respectively.

Financial assets that are past due but not impaired

The Group’s credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of 274 crore and 343 crore as of March 31, 2016 and March 31, 2015, respectively, that are past due, is given below:

(In crore)

Period (in days)	As of
	March 31, 2016	March 31, 2015
Less than 30	2,080	1,641
31 – 60	471	345
61 – 90	304	89
More than 90	140	302
	2,995	2,377

The reversal of provision for doubtful trade receivable for the year ended March 31, 2016 was 52 crore. The provision for doubtful trade receivable for the year ended March 31, 2015 was 171 crore.

(In crore)

	Year ended March 31,
	2016	2015
Balance at the beginning	366	214
Translation differences	8	(7)
Provisions for doubtful accounts receivable (refer note 2.10)	(52)	171
Trade receivables written off	(33)	(12)
Balance at the end	289	366

Liquidity risk

As of March 31, 2016, the Group had a working capital of 38,456 crore including cash and cash equivalents of 32,697 crore and current available-for-sale financial assets of 75 crore. As of March 31, 2015, the Group had a working capital of 35,813 crore including cash and cash equivalents of 30,367 crore and current available-for-sale financial assets of 874 crore.

As of March 31, 2016 and March 31, 2015, the outstanding employee benefit obligations were 1,341 crore and 1,069 crore, respectively, which have been substantially funded. Further, as of March 31, 2016 and March 31, 2015, the Group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2016:

 (In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	386	–	–	–	386
Client deposits	28	–	–	–	28
Other liabilities (excluding liability towards acquisition) (Refer Note 2.9)	4,847	25	9	–	4,881
Liability towards acquisitions on an undiscounted basis (including contingent consideration) -Refer Note 2.9	86	46	–	–	132

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2015:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	140	–	–	–	140
Client deposits	27	–	–	–	27
Other liabilities ( excluding liabilities towards acquisition ) (Refer Note 2.9)	4,891	–	–	–	4,891
Liability towards acquisitions on an undiscounted basis (Refer Note 2.9)	525	–	–	–	525

As of March 31, 2016 and March 31, 2015, the group had outstanding financial guarantees of 56 crore and 43 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the group’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2016 and March 31, 2015

Offsetting of financial assets and financial liabilities:

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

	As of		As of
	March 31, 2016		March 31, 2015
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	124	(13)	105	(7)
Amount set off	(8)	8	(4)	4
Net amount presented in balance sheet	116	(5)	101	(3)

2.8 Provisions

Provisions comprise the following:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Provision for post sales client support and other provisions	512	478
	512	478

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

Year ended March 31, 2016
Balance at the beginning	478
Provision recognized/ (reversed)	106
Provision utilized	(103)
Translation difference	31
Balance at the end	512

Provision for post sales client support and other provisions is included in cost of sales in the statement of comprehensive income.

As of March 31, 2016 and March 31, 2015, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian Income tax authorities- Refer note 2.16) amounted to 277 crore and 261 crore, respectively.

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.9 Other liabilities

Other liabilities comprise the following :

(In crore)

	As of
	March 31, 2016	March 31, 2015
Current
Accrued compensation to employees	2,265	2,106
Accrued expenses	2,189	1,984
Withholding taxes payable (1)	1,296	904
Retainage	80	53
Liabilities of controlled trusts	167	177
Deferred income - government grant on land use rights (1) (Refer Note 2.6)	1	1
Accrued gratuity	1	7
Liability towards contingent consideration (Refer note 2.3)	81	–
Liability towards acquisition of business (Refer note 2.3)	–	487
Others	145	77
	6,225	5,796
Non-current
Liability towards contingent consideration (Refer note 2.3)	36	–
Accrued compensation to employees	33	–
Deferred income - government grant on land use rights (1) (Refer Note 2.6)	46	46
	115	46
	6,340	5,842
Financial liabilities included in other liabilities	4,997	4,891
Financial liability towards acquisitions on an undiscounted basis (including contingent consideration) - Refer note 2.3	132	525

(1) Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.10 Expenses by nature

(In crore)

	Year ended March 31,
	2016	2015
Employee benefit costs (Refer Note 2.11.4)	34,406	29,742
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	149	252
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	1,459	1,069
Travelling costs	2,263	1,818
Consultancy and professional charges	779	422
Cost of Software packages for own use	740	855
Third party items bought for service delivery to clients	534	189
Communication costs	449	495
Cost of technical sub-contractors	3,531	2,171
Power and fuel	217	219
Repairs and maintenance	1,054	764
Rates and taxes	109	126
Insurance charges	60	53
Commission to non-whole time directors	9	9
Branding and marketing expenses	288	158
Provision for post-sales client support	8	39
Provision for doubtful account receivables (Refer Note 2.7)	(52)	171
Contribution towards Corporate Social Responsibility	216	254
Operating lease payments (Refer Note 2.14)	360	309
Others	242	372
Total cost of sales, selling and marketing expenses and administrative expenses	46,821	39,487

2.10.1 Break-up of expenses

Cost of sales

(In crore)

	Year ended March 31,
	2016	2015
Employee benefit costs	30,405	26,296
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	149	252
Depreciation and amortization	1,459	1,069
Travelling costs	1,637	1,337
Cost of Software packages for own use	726	855
Third party items bought for service delivery to clients	534	189
Cost of technical sub-contractors	3,530	2,170
Operating lease payments	242	215
Communication costs	179	206
Repairs and maintenance	187	167
Provision for post-sales client support	8	39
Others	42	88
Total	39,098	32,883

Selling and marketing expenses

(In crore)

	Year ended March 31,
	2016	2015
Employee benefit costs	2,645	2,380
Travelling costs	356	265
Branding and marketing	286	157
Operating lease payments	44	37
Communication costs	19	22
Consultancy and professional charges	49	22
Others	32	58
Total	3,431	2,941

Administrative expenses

(In crore)

	Year ended March 31,
	2016	2015
Employee benefit costs	1,356	1,066
Consultancy and professional charges	706	400
Repairs and maintenance	863	596
Power and fuel	217	219
Communication costs	251	267
Travelling costs	270	216
Provision for doubtful accounts receivable	(52)	171
Rates and taxes	109	126
Insurance charges	60	53
Operating lease payments	74	57
Commission to non-whole time directors	9	9
Contribution towards Corporate Social Responsibility	216	254
Others	213	229
Total	4,292	3,663

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of March 31, 2016 and March 31, 2015:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Change in benefit obligations
Benefit obligations at the beginning	816	707
Service cost	118	95
Interest expense	61	60
Addition through business combination	1	–
Remeasurements - Actuarial (gains)/ losses	23	70
Benefits paid	(75)	(116)
Benefit obligations at the end	944	816
Change in plan assets
Fair value of plan assets at the beginning	836	717
Interest income	66	67
Remeasurements- Return on plan assets excluding amounts included in interest income	9	6
Contributions	111	162
Benefits paid	(75)	(116)
Fair value of plan assets at the end	947	836
Funded status	3	20
Prepaid gratuity benefit	4	27
Accrued gratuity	(1)	(7)

Amount for the year ended March 31, 2016 and March 31, 2015 recognized in net profit in the statement of comprehensive income:

(In crore)

	Year ended March 31,
	2016	2015
Service cost	118	95
Net interest on the net defined benefit liability/asset	(5)	(7)
Net gratuity cost	113	88

Amount for the year ended March 31, 2016 and March 31, 2015 recognized in statement of other comprehensive income:

 (In crore)

	Year ended March 31,
	2016	2015
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	23	70
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(9)	(6)
	14	64

(In crore)

	Year ended March 31,
	2016	2015
(Gain)/loss from change in demographic assumptions	–	–
(Gain)/loss from change in financial assumptions	–	55
	–	55

Amounts recognized in statement of comprehensive income has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows

(In crore)

	Year ended March 31,
	2016	2015
Cost of sales	100	78
Selling and marketing expenses	9	7
Administrative expenses	4	3
	113	88

The weighted-average assumptions used to determine benefit obligations as of March 31, 2016 and March 31, 2015 are set out below:

	As of
	March 31, 2016	March 31, 2015
Discount rate	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2016 and March 31, 2015 are set out below:

	Year ended March 31,
	2016	2015
Discount rate	7.8%	9.2%
Weighted average rate of increase in compensation levels	8.0%	8.0%
Weighted average duration of defined benefit obligation	6.4 years	6.4 years

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As of March 31, 2016 and March 31, 2015, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the year ended March 31, 2016 and March 31, 2015 were 75 crore and 73 crore, respectively.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

As of March 31, 2016, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 46 crore.

As of March 31, 2016, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 39 crore.

The Group expects to contribute 98 crore to the gratuity trusts during the fiscal 2017.

Maturity profile of defined benefit obligation:

(in crore)

Within 1 year	143
1-2 year	148
2-3 year	156
3-4 year	165
4-5 year	180
5-10 years	909

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The Company contributed 234 crore and 215 crore to the superannuation plan during the year ended March 31, 2016 and March 31, 2015, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Year ended March 31,
	2016	2015
Cost of sales	207	190
Selling and marketing expenses	18	17
Administrative expenses	9	8
	234	215

2.11.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2016 and March 31, 2015, respectively.

The details of fund and plan asset position are given below:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Plan assets at period end, at fair value	3,808	2,912
Present value of benefit obligation at period end	3,808	2,912
Asset recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2016	March 31, 2015
Government of India (GOI) bond yield	7.80%	7.80%
Remaining term to maturity of portfolio	7 years	7 years
Expected guaranteed interest rate- First year:	8.75%	8.75%
- Thereafter:	8.60%	8.60%

The Group contributed 413 crore and 345 crore to the provident fund during the year ended March 31, 2016 and March 31, 2015, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Year ended March 31,
	2016	2015
Cost of sales	365	305
Selling and marketing expenses	32	28
Administrative expenses	16	12
	413	345

2.11.4 Employee benefit costs include:

(In crore)

	Year ended March 31,
	2016	2015
Salaries and bonus*	33,646	29,094
Defined contribution plans	302	265
Defined benefit plans	458	383
	34,406	29,742

*	Includes stock compensation expense of 7crore and 2 crore for the year ended March 31, 2016 and March 31, 2015, respectively.

The gratuity and provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:

(In crore)

	Year ended March 31,
	2016	2015
Cost of sales	30,405	26,296
Selling and marketing expenses	2,645	2,380
Administrative expenses	1,356	1,066
	34,406	29,742

2.12 Equity

Share capital and share premium

The Company has allotted 114,84,72,332 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015, pursuant to bonus issue approved by the shareholders through postal ballot. The book closure date fixed by the Board was June 17, 2015. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares. 11,323,576 and 56,67,200 shares were held by controlled trust as of March 31, 2016 and March 31, 2015, respectively .

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue from share premium account.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity consist of currency translation, fair value changes on available-for-sale financial assets, remeasurement of net defined benefit liability/asset and changes in fair value of derivatives designated as cash flow hedges.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2016, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The Board increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2016 includes final divided of 29.50/- per equity share (not adjusted for June 17, 2015 bonus issue) and an interim dividend of 10/- per equity share. The amount of per share dividend recognized as distribution to equity shareholders for the year ended March 31, 2015 was 73.00/- per equity share (not adjusted for bonus issues).

The Board of Directors, in its meeting on April 15, 2016, have proposed a final dividend of 14.25/- per equity share for the financial year ended March 31, 2016. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 18, 2016 and if approved would result in a cash outflow of approximately 3,923 crore (excluding dividend paid on treasury shares), including corporate dividend tax.

2.12.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.12.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.13 Other income

Other income consists of the following:

(In crore)

	Year ended March 31,
	2016	2015
Interest income on deposits and certificates of deposit	2,523	2,631
Exchange gains/ (losses) on forward and options contracts	29	514
Exchange gains/ (losses) on translation of other assets and liabilities	140	(39)
Income from available-for-sale financial assets	176	261
Others	257	60
	3,125	3,427

2.14 Operating leases

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases for the year ended March 31, 2016 and March 31, 2015 was 360 crore and 309 crore, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Within one year of the balance sheet date	372	168
Due in a period between one year and five years	873	395
Due after five years	442	168

A majority of the Group’s operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.15 Employees' Stock Option Plans (ESOP)

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares(this includes 1,12,23,576 equity shares which are currently held by the Trust towards the 2011 Plan). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

2011 RSU Plan (the 2011 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Office and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. Further the Company has earmarked 100,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares currently held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 100,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

Further , the award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2011 Plan during the year ended March 31, 2016:

Particulars	Year ended March 31, 2016
	Shares arising out of options	Weighted average exercise price
2011 Plan:
Outstanding at the beginning	108,268	5
Granted	124,061	5
Forfeited and expired	–	–
Exercised*	10,824	5
Outstanding at the end	221,505	5
Exercisable at the end	–	–

*Adjusted for bonus issues. (Refer note 2.12)

The weighted average share price of options exercised under the 2011 Plan on the date of exercise was 1,088/-.

The activity in the 2011 Plan during the year ended March 31, 2015 is set out below:

Particulars	Year ended March 31, 2015
	Shares arising out of options	Weighted average exercise price

2011 Plan:
Outstanding at the beginning	–	–
Granted*	108,268	5
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	108,268	5
Exercisable at the end	–	–

*	Adjusted for bonus issues (Refer note 2.12)

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 and March 31, 2015 under the 2011 Plan was 1.98 years and 2.39 years, respectively.

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The fair value of each RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Option granted during	Fiscal 2016	Fiscal 2015
Grant date	22-Jun-15	21-Aug-14
Weighted average share price ()*	1,024	3,549
Exercise price ()*	5	5
Expected volatility (%)	28-36	30 - 37
Expected life of the option (years)	1 - 4	1 - 4
Expected dividends (%)	2.43	1.84
Risk-free interest rate (%)	7- 8	8 - 9
Weighted average fair value as on grant date ()*	948	3,355

*	Data for Fiscal 2015 is not adjusted for bonus issues

During the year ended March 31, 2016 and March 31, 2015, the company recorded an employee stock compensation expense of 7crore and 2 crore, respectively in the statement of comprehensive income.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

	Year ended March 31,
	2016	2015
Current taxes
Domestic taxes	4,215	3,115
Overseas taxes	1,103	1,736
	5,318	4,851
Deferred taxes
Domestic taxes	21	32
Overseas taxes	(88)	46
	(67)	78
Income tax expense	5,251	4,929

Income tax expense for the year ended March 31, 2016 and March 31, 2015 includes reversal (net of provisions) of 309 crore and 158 crore, respectively, pertaining to earlier periods.

Entire deferred income tax for the year ended March 31, 2016 and March 31, 2015 relates to origination and reversal of temporary differences.

A deferred tax liability of 4 crore relating to available-for-sale financial assets has been recognized in other comprehensive income for the year ended March 31, 2016. A reversal of deferred tax asset of 11 crore has been recognized in other comprehensive income for the year ended March 31, 2015.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Year ended March 31,
	2016	2015
Profit before income taxes	18,742	17,258
Enacted tax rates in India	34.61%	33.99%
Computed expected tax expense	6,486	5,866
Tax effect due to non-taxable income for Indian tax purposes	(1,758)	(1,672)
Overseas taxes	715	817
Tax reversals, overseas and domestic	(309)	(158)
Effect of exempt non-operating income	(83)	(89)
Effect of unrecognized deferred tax assets	62	43
Effect of differential overseas tax rates	3	(39)
Effect of non-deductible expenses	194	211
Tax on dividend received from subsidiaries	–	4
Additional deduction on research and development expense	(60)	(54)
Others	1	–
Income tax expense	5,251	4,929

The applicable Indian statutory tax rates for fiscal 2016 and fiscal 2015 is 34.61% and 33.99%, respectively. The change in the tax rate is consequent to the changes made in Finance Act 2015.

During the year ended March 31, 2016 and March 31, 2015, the group has claimed weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditures incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India had provided to the export of software from the specifically designated units registered under the Software Technology Parks Scheme (STP) in India and the company continues to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, the income tax incentives provided by the Government of India for STP units have expired, and all the STP units are now taxable. SEZ units which began providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2016, Infosys' U.S. branch net assets amounted to approximately 5,109 crore. As of March 31, 2016, the Company has provided for branch profit tax of 334 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. The change in provision for branch profit tax includes 18 crore movement on account of exchange rate during the year ended March 31, 2016.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 4,195 crore and 3,291 crore as of March 31, 2016 and March 31, 2015, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2016 and March 31, 2015:

(In crore)

	As at
	March 31, 2016	March 31, 2015
Income tax assets	5,230	4,089
Current income tax liabilities	3,410	2,818
Net current income tax asset/ (liability) at the end	1,820	1,271

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2016 and March 31, 2015 is as follows:

(In crore)

	Year ended March 31,
	2016	2015
Net current income tax asset/ (liability) at the beginning	1,271	(665)
Translation differences	–	20
Income tax paid	5,865	6,751
Current income tax expense (Refer Note 2.16)	(5,318)	(4,851)
Income tax on other comprehensive income	2	16
Net current income tax asset/ (liability) at the end	1,820	1,271

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Deferred income tax assets
Property, plant and equipment	178	241
Computer software	50	51
Accrued compensation to employees	68	48
Trade receivables	89	111
Compensated absences	389	299
Available-for-sale financial asset	–	1
Post sales client support	77	74
Intangibles	4	–
Others	55	31
Total deferred income tax assets	910	856
Deferred income tax liabilities
Intangible asset	(252)	(159)
Temporary difference related to branch profits	(334)	(316)
Property, plant and equipment	(2)	–
Available-for-sale financial asset	(4)	(1)
Others	(38)	(3)
Total deferred income tax liabilities	(630)	(479)
Deferred income tax assets after set off	536	537
Deferred income tax liabilities after set off	(256)	(160)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

(In crore)

	As of
	March 31, 2016	March 31, 2015
Deferred income tax assets to be recovered after 12 months	409	354
Deferred income tax assets to be recovered within 12 months	501	502
Total deferred income tax assets	910	856
Deferred income tax liabilities to be settled after 12 months	(450)	(374)
Deferred income tax liabilities to be settled within 12 months	(180)	(105)
Total deferred income tax liabilities	(630)	(479)

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the year ended March 31, 2016 and March 31, 2015, is as follows:

(In crore)

	Year ended March 31,
	2016	2015
Net deferred income tax asset at the beginning	377	592
Addition through business combination (Refer note 2.3)	(128)	(99)
Translation differences	(32)	(27)
Credits / (charge) relating to temporary differences (Refer Note 2.16)	67	(78)
Temporary difference on available-for-sale financial asset	(4)	(11)
Net deferred income tax asset at the end	280	377

The credits relating to temporary differences during the year ended March 31, 2016 are primarily on account of acrrued compensation to employees and compensated absences partially offset by reversal of credits pertaining to property plant and equipment and trade receivabes.The charge relating to temporary differences during the year ended March 31, 2015 are primarily on account of property, plant and equipment, post sales client support, available for sale financial assets, minimum alternate tax partially offset by compensated absences and trade receivables.

As of March 31, 2016 and March 31, 2015, claims against the group not acknowledged as debts from the Indian Income tax authorities (net of amount paid to statutory authorities of 4383 crore and 3,568 crore) amounted to 7 crore and 3 crore, respectively.

Payment of 4,383 crore includes demands from the Indian Income tax authorities of 4,135 crore (3,337 crore), including interest of 1,224 crore (964 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 (For the year ended March 31, 2015 - upon completion of their tax assessment for fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010). These demands were paid to statutory tax authorities which includes 913 crores paid during the year ended 31st March 2016 consequent to demand from tax authorities in India for fiscal 2011 towards denial of certain tax benefits. The company has filed an appeal with the income tax appellate authorities.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matters for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010 and fiscal 2011 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2016	2015
Basic earnings per equity share - weighted average number of equity shares outstanding(1)(2)	228,56,16,160	228,56,10,264
Effect of dilutive common equivalent shares - share options outstanding	102,734	32,676
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	228,57,18,894	228,56,42,940

(1)	Excludes treasury shares
(2)	adjusted for bonus issues. Refer Note 2.12

For the year ended March 31, 2016 and March 31, 2015, respectively, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		March 31, 2016	March 31, 2015
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys (Czech Republic) Limited s.r.o.(formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%
Infosys Poland Sp Z.o.o (formerly Infosys BPO (Poland) Sp Z.o.o)(1)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (1)(17)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(5)	Australia	–	–
Infosys BPO Americas LLC.(1)(16)	U.S.	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%
Infosys Management Consulting Pty Limited (formerly Lodestone Management Consultants Pty Limited) (3)	Australia	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%
Lodestone Augmentis AG (2)(6)	Switzerland	100%	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (2)(3)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (4)	Belgium	99.90%	99.90%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH) (3)	Germany	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) (3)	Singapore	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%
Infy Consulting Company Ltd. (formerly Lodestone Management Consultants Ltd.) (3)	U.K.	100%	100%
Infosys Consulting B.V. (formerly Lodestone Management Consultants B.V.) (3)	Netherlands	100%	100%
Infosys Consulting Ltda. (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%
Infosys Consulting Sp. Z.o.o (formerly Lodestone Management Consultants Sp. z.o.o.) (3)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(8)	Canada	–	–
Infosys Nova Holdings LLC. (Infosys Nova) (9)	U.S.	100%	100%
Panaya Inc. (Panaya)(10)	U.S.	100%	100%
Panaya Ltd.(11)	Israel	100%	100%
Panaya GmbH(11)	Germany	100%	100%
Panaya Pty Ltd.(11)	Australia	–	–
Panaya Japan Co. Ltd.(11)	Japan	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)(12)	India	100%	–
Kallidus Inc.(Kallidus)(13)	U.S.	100%	–
Noah Consulting LLC (Noah)(14)	U.S.	100%	–
Noah Information Management Consulting Inc. ( Noah Canada)(15)	Canada	100%	–

(1)	Wholly owned subsidiary of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014
(6)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(7)	Incorporated effective February 14, 2014. (Refer note 2.3)
(8)	Wholly owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014
(9)	Incorporated effective January 23, 2015
(10)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. (Refer note 2.3)
(11)	Wholly owned subsidiary of Panaya Inc.
(12)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (Refer note 2.3)
(13)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc. (Refer note 2.3)
(14)	On November 16, 2015, Infosys acquired 100% of the membership interest in Noah (Refer note 2.3)
(15)	Wholly owned subsidiary of Noah (Refer note 2.3)
(16)	Incorporated effective November 20, 2015
(17)	Liquidated effective March 15, 2016

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of Associates:

Name of Associates	Country	Holding as at
		March 31, 2016	March 31, 2015
DWA Nova LLC(1)	U.S.	16%	20%

(1)	Associate of Infosys Nova Holdings LLC. During the year ended March 31, 2015, the group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of 94 crore. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company ,DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2016, Infosys Nova holds 16% of the equity interest in DWA Nova LLC.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Limited Employees’ Welfare Trust	India	Controlled trust
Infosys Employee Welfare Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer Note 2.11 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

	Year ended March 31,
	2016	2015
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)(3)(4)	101	30
Commission and other benefits to non-executive/independent directors	10	9
Total	111	39

(1)	Includes stock compensation expense of 7 crore and 2 crore for the year ended March 31, 2016 and March 31, 2015, respectively to CEO in line with the compensation plan approved by the shareholders.
(2)	Includes payables to CFO who stepped down w.e.f October 12, 2015.
(3)	Includes payment of variable pay amounting to 14 crore for the year ended March 31, 2015 to CEO as decided by the Nomination and Remuneration committee in line with the compensation plan approved by the shareholders.
(4)	Includes provision for variable pay amounting to $4.33 million (approximately 29 crore) for the year ended March 31, 2016 to CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million (approximately28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly , the Board based on the recommendations of the Nominations committee approved on April 15, 2016, $4.33 million ( approximately 29 crore) as variable pay for the year ended March 31, 2016.

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the year ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals and businesses in India, Japan and China are run as standalone regional business units and Infosys Public services (IPS) is reviewed seperately by the Chief Operating Decision Maker (CODM). Further, the erstwhile manufacturing segment is now being reviewed as Hi-Tech, Manufacturing and others included in ECS. Consequent to the internal reorganizations, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The CODM evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-TECH), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment. All other segments represents the operating segments of businesses in India, Japan and China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above changes in the composition of reportable business segments, the prior period comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Business segments

Year ended March 31, 2016 and March 31, 2015

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	17,024	6,948	13,547	10,226	8,090	4,891	1,715	62,441
	14,394	6,172	12,005	8,864	6,702	3,918	1,264	53,319
Identifiable operating expenses	8,199	3,684	6,196	4,878	3,841	2,391	1,035	30,224
	6,820	3,263	5,474	4,027	3,185	1,918	937	25,624
Allocated expenses	3,986	1,704	3,322	2,508	1,984	1,199	421	15,124
	3,312	1,503	2,923	2,159	1,634	955	308	12,794
Segment profit	4,839	1,560	4,029	2,840	2,265	1,301	259	17,093
	4,262	1,406	3,608	2,678	1,883	1,045	19	14,901
Unallocable expenses								1,473
								1,069
Operating profit								15,620
								13,832
Other income, net								3,125
								3,427
Share in Associate's profit / (loss)								(3)
								(1)
Profit before income taxes								18,742
								17,258
Income tax expense								5,251
								4,929
Net profit								13,491
								12,329
Depreciation and amortization								1,459
								1,069
Non-cash expenses other than depreciation and amortization								14
								–

2.19.2 Geographic segments

Year ended March 31, 2016 and March 31, 2015

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	39,139	14,373	1623	7,306	62,441
	32,794	12,829	1,284	6,412	53,319
Identifiable operating expenses	19,283	6,966	711	3,264	30,224
	15,650	6,287	704	2983	25,624
Allocated expenses	9,591	3,510	338	1,685	15,124
	7,982	3,105	267	1440	12,794
Segment profit	10,265	3,897	574	2,357	17,093
	9,162	3,437	313	1,989	14,901
Unallocable expenses					1,473
					1,069
Operating profit					15,620
					13,832
Other income, net					3,125
					3,427
Share in Associate's profit / (loss)					(3)
					(1)
Profit before income taxes					18,742
					17,258
Income tax expense					5,251
					4,929
Net profit					13,491
					12,329
Depreciation and amortization					1,459
					1,069
Non-cash expenses other than depreciation and amortization					14
					–

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues in the year ended March 31, 2016 and March 31, 2015.

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary